Exhibit 99.1

4-NIRE

35300149947

01.02 - HEAD OFFICE ADDRESS

1- Full Address (Street, Number and Complement) AV. ESCOLA POLITÉCNICA,760, 2nd floor			2- District JAGUARÉ
3- Zip Code 05350-901	4- City SÃO PAULO			5- State S.P.
6- DDD (Long distance) 55 11	7- Telephone 3718-5301	8- Telephone 3718-5306	9 - Telephone 3718-5465	10- Telex
11- DDD (Long distance) 55 11	12- Fax 3718-5297	13- Fax 3714-4436	14- Fax —
15- E-MAIL

acoes@perdigao.com.br

01.03 - INVESTOR RELATIONS DIRECTOR (Address for correspondence with the company)

1- Name WANG WEI CHANG
2- Full Address (Place, Number and Complement) AV. ESCOLA POLITÉCNICA,760 - 2nd floor			3- District JAGUARÉ
3- Zip Code 05350-901	4- City SÃO PAULO			5- State S.P.
6- DDD (Long distance) 55 11	7- Telephone 3718-5301	8- Telephone 3718-5306	9 - Telephone 3718-5465	10- Telex
11- DDD (Long distance) 55 11	12- Fax 3718-5297	13- Fax 3714-4436	14- Fax —
15- E-MAIL

acoes@perdigao.com.br

01.04  - REFERENCE / AUDITOR

Fiscal year	1- Beggining date of fiscal year	2- Ending date of fiscal year
1- Last	01/01/2007	12/31/2007
2- Penultimate	01/01/2006	12/31/2006
3- Antepenultimate	01/01/2005	12/31/2005
4- Auditing Company KPMG Auditores Independentes		5- CVM Code 00418-9
6- Technical in Charge José Luiz Ribeiro de Carvalho		7- Technical in Charge Taxpayers’ Register 007.769.948-32

FEDERAL PUBLIC DEPARTMENT BRAZILIAN SECURITIES COMMISSION – CVM DFP – STANDARD FINANCIAL STATEMENTS COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS	December 31, 2007 Corporate Law

01.01 - IDENTIFICATION

1-CVM Code	2- Company Name	3- General Taxpayers’ Register
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

01.05 - CURRENT COMPOSITION OF CAPITAL

Number of Shares (units)	1 12/31/2007	2 12/31/2006	3 12/31/2005

Paid-up Capital

1-COMMON	185,957,152	165,957,152	133,957,152
2-PREFERRED	0	0	0
3-TOTAL	185,957,152	165,957,152	133,957,152

In Treasury

4-COMMON	430,485	430,485	430,485
5-PREFERRED	0	0	0
6-TOTAL	430,485	430,485	430,485

01.06 – COMPANY PROFILE

1 - TYPE OF COMPANY Industrial, Commercial and Others
2 – SITUATION Operational
3 - NATURE OF SHARE CONTROL National Private
4 - CODE OF ACTIVITY 3220 – Company Adm. Part. - Food
5 - MAIN ACTIVITY Holding – Food
6 - CONSOLIDATED TYPE Total

01.07- COMPANIES NOT INCLUDED IN CONSOLIDATED FINANCIAL STATEMENTS

1- Item	2- General Taxpayers’ Register	3- Name

01.08 - DIVIDENDS PAID

1- ITEM	2- EVENT	3-APPROVAL DATE	4- DIVIDENDS	5- BEGINNING OF PAYMENT	6- TYPE OF SHARE	7- AMOUNT PER SHARE
01	Board Meeting	12/21/2006	Interest over company capital	02/27/2007	Common	0.1903016630
02	Board Meeting	02/14/2007	Dividend	02/27/2007	Common	0.0222072979
03	Board Meeting	06/18/2007	Interest over company capita	08/31/2007	Common	0.2265496000
04	Board Meeting		Interest over company capita	02/29/2008	Common	0.3379568100

01.09 – INVESTOR RELATIONS DIRECTOR

1 – Date	2 – Signature
02/21/2008

02.01- BALANCE SHEET - ASSETS  (in thousands of Brazilian Reais)

1 - Code	2 - Description	3- 12/31/2007	4- 12/31/2006	5- 12/31/2005
1	Total Assets	3,302,859	2,144,387	1,293,982
1.01	Current Assets	1,290,453	532,877	94,295
1.01.01	Cash, Banks and Investments	1,238,350	491,394	28
1.01.01.01	Cash and Cash Equivalents	646,544	67	28
1.01.01.02	Short-term investments	591,806	491,327	0
1.01.02	Credits	0	0	0
1.01.02.01	Trade accounts receivable	0	0	0
1.01.02.02	Other credits	0	0	0
1.01.03	Inventories	0	0	0
1.01.04	Others	52,103	41,483	94,267
1.01.04.01	Dividends and Interest on Shareholders’ Equity	8,003	13,399	70,788
1.01.04.02	Recoverable Taxes	34,849	18,520	22,053
1.01.04.03	Deferred Taxes	6,467	9,320	1,128
1.01.04.04	Others	0	0	8
1.01.04.05	Prepaid Expenses	2,784	244	290
1.02	Noncurrent Assets	2,012,406	1,611,510	1,199,687
1.02.01	Noncurrent assets	3,919	14,243	138
1.02.01.01	Credits	0	0	0
1.02.01.02	Credits with Associates	0	1,542	0
1.02.01.02.01	With Affiliates	0	0	0
1.02.01.02.02	With Subsidiaries	0	1,542	0
1.02.01.02.03	With Other Associates	0	0	0
1.02.01.03	Others	3,919	12,701	138
1.02.01.03.01	Recoverable taxes	0	8,782	0
1.02.01.03.02	Deferred Taxes	25	25	138
1.02.01.03.03	Legal Deposits	3,894	3,894	0
1.02.01.03.04	Other Receivables	0	0	0
1.02.02	Permanent Assets	2,008,487	1,597,267	1,199,549
1.02.02.01	Investments	2,008,487	1,597,267	1,199,549
1.02.02.01.01	Equity in Affiliates	0	0	0
1.02.02.01.02	Equity in Affiliates – Goodwill	0	0	0
1.02.02.01.03	Equity in Subsidiaries	2,008,479	1,597,259	1,199,541
1.02.02.01.04	Equity in Subsidiaries – Goodwill	0	0	0
1.02.02.01.05	Other Investments	8	8	8
1.02.02.02	Fixed Assets	0	0	0
1.02.02.03	Intangible	0	0	0
1.02.02.04	Deferred	0	0	0

02.02- BALANCE SHEET - LIABILITIES (in thousands of Brazilian Reais)

1 - Code	2 - Description	3- 12/31/2007	4- 12/31/2006	5- 12/31/2005
2	Total Liabilities	3,302,859	2,144,387	1,293,982
2.01	Current Liabilities	72,837	39,774	68,258
2.01.01	Short term Debt	0	0	0
2.01.02	Debentures	0	0	0
2.01.03	Trade Accounts Payable	3,052	3,478	15
2.01.04	Taxes, Charges and Contribution	4,782	2,288	1,243
2.01.04.01	Social Contributions	89	60	144
2.01.04.02	Tax Obligations	4,693	2,228	1,099
2.01.05	Dividends Payable	44	3,715	13,560
2.01.06	Provisions	517	520	552
2.01.06.01	Provisions for vacations & 13th salary	517	520	552
2.01.07	Debts with Associates	6,022	0	7,426
2.01.08	Others	58,420	29,773	45,462
2.01.08.01	Interest on Company Capital	58,394	29,755	45,447
2.01.08.02	Other Obligations	26	18	15
2.02	Long-term Liabilities	101	101	509
2.02.01	Long-term Liabilities	101	101	509
2.02.01.01	Long term Debt	0	0	0
2.02.01.02	Debentures	0	0	0
2.02.01.03	Provisions	101	101	509
2.02.01.03.01	Provision for contingencies	101	101	509
2.02.01.04	Debts with Associates	0	0	0
2.02.01.05	Advance for future capital increase	0	0	0
2.02.01.06	Others	0	0	0
2.02.02	Deferred income	0	0	0
2.04	Shareholders’ Equity	3,229,921	2,104,512	1,225,215
2.04.01	Paid-in Capital	2,500,000	1,600,000	800,000
2.04.02	Capital Reserves	0	0	0
2.04.03	Revaluation Reserves	0	0	0
2.04.03.01	Owned Assets	0	0	0
2.04.03.02	Subsidiaries/ Affiliates	0	0	0
2.04.04	Profit Reserves	729,921	504,512	425,215
2.04.04.01	Legal	62,340	46,060	40,336
2.04.04.02	Statutory	0	0	0
2.04.04.03	For Contigencies	0	0	0
2.04.04.04	Profits Realizable	0	0	0
2.04.04.05	Retained Earnings	0	0	0
2.04.04.06	Special for Non-distributed Dividends	0	0	0

2.04.04.07	Other profit Reserves	667,581	458,452	384,879
2.04.04.07.01	Expansion Reserves	508,140	364,133	313,454
2.04.04.07.02	Increase Capital Reserves	160,256	95,134	72,240
2.04.04.07.03	Treasury Shares	(815)	(815)	(815)
2.04.05	Accumulated Earnings/ Losses	0	0	0
2.04.06	Advance for future capital increase	0	0	0

03.01 -  STATEMENT OF INCOME (in thousands of Brazilian Reais)

1-Code	2-Description	3- 01/01/2007 to 12/31/2007	4- 01/01/2006 to 12/31/2006	5- 01/01/2005 to 12/31/2005
3.01	Gross Sales	0	0	0
3.02	Sales Deductions	0	0	0
3.03	Net Sales	0	0	0
3.04	Cost of Sales	0	0	0
3.05	Gross Profit	0	0	0
3.06	Operating Income/Expenses	334,978	106,394	360,181
3.06.01	Selling Expenses	0	0	0
3.06.02	General And Administrative	(6,591)	(4,876)	(4,815)
3.06.02.01	Administrative	(2,185)	(1,778)	(1,332)
3.06.02.02	Management Compensation	(4,406)	(3,098)	(3,483)
3.06.03	Financial	42,485	(19,151)	4,028
3.06.03.01	Financial Income	75,031	17,628	4,481
3.06.03.02	Financial Expenses	(32,546)	(36,779)	(453)
3.06.04	Other Operating Income	104	0	6
3.06.05	Other Operating Expenses	0	0	0
3.06.06	Equity Pick-up	298,980	130,421	360,962
3.07	Operating Income	334,978	106,394	360,181
3.08	Non-operating Income	0	0	(1)
3.08.01	Income	0	0	14
3.08.02	Expenses	0	0	(15)
3.09	Income Before Tax And Profit Sharing	334,978	106,394	360,180
3.10	Provision for Income Tax And Social Contribution	(6,516)	0	0
3.11	Deferred Income Tax	(2,853)	8,079	1,018
3.12	Statutory Participations / Contributions	0	0	0
3.12.01	Profit Sharing	0	0	0
3.12.02	Contribution	0	0	0
3.13	Reversion Of Interest Over Company Capital	0	0	0
3.15	Net Income In Fiscal Year	325,609	114,473	361,198
	Number of Shares (Ex-treasury)	185,526,667	165,526,667	133,526,667
	Earnings Per Share	1.75505	0.69157	2.70506
	Loss Per Share

04.01 - STATEMENTS OF CHANGES IN FINANCIAL POSITION (in thousands of Brazilian Reais)

1-Code	2-Description	3- 01/01/2007 to 12/31/2007	4- 01/01/2006 to 12/31/2006	5- 01/01/2005 to 12/31/2005
4.01	Sources of funds	1,019,669	806,136	123,340
4.01.01	From Operations	25,917	(28,736)	336
4.01.01.01	Profit/Loss In Fiscal Year	325,609	114,473	361,198
4.01.01.02	Values that don’t represent changes in the Working Capital	(299,692)	(143,209)	(360,862)
4.01.01.02.01	Deferred Taxes (IRPJ/CSLL)	0	(8,669)	100
4.01.01.02.02	Provision (reversal) for contingences	0	(408)	0
4.01.01.02.03	Net Financial charges on long-term items	(712)	(3,711)	0
4.01.01.02.04	Equity pick-up	(298,980)	(130,421)	(360,962)
4.01.02	From Shareholders	900,000	800,000	0
4.01.02.01	Capital increase	900,000	800,000	0
4.01.03	From Third parties	93,752	34,872	123,004
4.01.03.01	Dividends and interest on company capital	91,498	32,703	123,000
4.01.03.02	Others	2,254	2,169	4
4.02	Application of funds	295,156	339,070	108,293
4.02.01	Dividends and interest on company capital	100,200	35,176	108,289
4.02.02	Investment	203,738	300,000	4
4.02.03	Others	(8,782)	3,894	0
4.03	Increase (Decrease) in Working Capital	724,513	467,066	15,047
4.04	Changes in Current Assets	757,576	438,582	42,849
4.04.01	Current Assets – beggining of year	532,877	94,295	51,446
4.04.02	Current Assets – end of year	1,290,453	532,877	94,295
4.05	Changes in Current Liabilities	33,063	(28,484)	27,802
4.05.01	Current Liabilities – beggining of year	39,774	68,258	40,456
4.05.02	Current Liabilities – end of year	72,837	39,774	68,258

05.01 - STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY FOR THE PERIOD FROM 01/01/2007 TO 12/31/2007 (in thousands of Brazilian Reais)

1-Code	2-Description	3- Capital Stock	4- Capital Reserves	5- Revaluation Reserves	6- Profit Reserves	7- Accumulated Earnings/Losses	8- Total
5.01	Initial Balance	1,600,000	0	0	504,512	0	2,104,512
5.02	Adjustments in past fiscal years	0	0	0	0	0	0
5.03	Increase (Decrease) in Capital Stock	900,000	0	0	0	0	900,000
5.04	Realization of Reserves	0	0	0	0	0	0
5.05	Treasury shares	0	0	0	0	0	0
5.06	Profit/Loss In Fiscal Year	0	0	0	0	325,609	325,609
5.07	Allocation of income	0	0	0	225,409	(325,609)	(100,200)
5.07.01	Legal Reserve	0	0	0	16,280	(16,280)	0
5.07.02	Reserve for expansion	0	0	0	144,007	(144,007)	0
5.07.03	Reserve to increase capital	0	0	0	65,122	(65,122)	0
5.07.04	Dividends and Interest over company capital	0	0	0	0	(100,200)	(100,200)
5.08	Other	0	0	0	0	0	0
5.09	Final Balance	2,500,000	0	0	729,921	0	3,229,921

05.02 - STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY FOR THE PERIOD FROM 01/01/2006 TO 12/31/2006 (in thousands of Brazilian Reais)

1-Code	2-Description	3- Capital Stock	4- Capital Reserves	5- Revaluation Reserves	6- Profit Reserves	7- Accumulated Earnings/Losses	8- Total
5.01	Initial Balance	800,000	0	0	425,215	0	1,225,215
5.02	Adjustments in past fiscal years	0	0	0	0	0	0
5.03	Increase (Decrease) in Capital Stock	800,000	0	0	0	0	800,000
5.04	Realization of Reserves	0	0	0	0	0	0
5.05	Treasury shares	0	0	0	0	0	0
5.06	Profit/Loss In Fiscal Year	0	0	0	0	114,473	114,473
5.07	Allocation of income	0	0	0	79,297	(114,473)	(35,176)
5.07.01	Legal Reserve	0	0	0	5,724	(5,724)	0
5.07.02	Reserve for expansion	0	0	0	50,679	(50,679)	0
5.07.03	Reserve to increase capital	0	0	0	22,894	(22,894)	0
5.07.04	Dividends and Interest over company capital	0	0	0	0	(35,176)	(35,176)
5.08	Other	0	0	0	0	0	0
5.09	Final Balance	1,600,000	0	0	504,512	0	2,104,512

05.03 -  STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY FOR THE PERIOD FROM 01/01/2005 TO 12/31/2005 (in thousands of Brazilian Reais)

1-Code	2-Description	3- Capital Stock	4- Capital Reserves	5- Revaluation Reserves	6- Profit Reserves	7- Accumulated Earnings/Losses	8- Total
5.01	Initial Balance	490,000	0	0	482,306	0	972,306
5.02	Adjustments in past fiscal years	0	0	0	0	0	0
5.03	Increase (Decrease) in Capital Stock	310,000	0	0	(310,000)	0	0
5.04	Realization of Reserves	0	0	0	0	0	0
5.05	Treasury shares	0	0	0	0	0	0
5.06	Profit/Loss In Fiscal Year	0	0	0	0	361,198	361,198
5.07	Allocation of income	0	0	0	252,909	(361,198)	(108,289)
5.07.01	Legal Reserve	0	0	0	18,060	(18,060)	0
5.07.02	Reserve for expansion	0	0	0	162,609	(162,609)	0
5.07.03	Reserve to increase capital	0	0	0	72,240	(72,240)	0
5.07.04	Dividends and Interest over company capital	0	0	0	0	(108,289)	(108,289)
5.08	Other	0	0	0	0	0	0
5.09	Final Balance	800,000	0	0	425,215	0	1,225,215

06.01- BALANCE SHEET – ASSETS – CONSOLIDATED  (in thousands of Brazilian Reais)

1 - Code	2 - Description	3- 12/31/2007	4- 12/31/2006	5- 12/31/2005
1	Total Assets	6,543,311	4,829,416	3,625,071
1.01	Current Assets	3,768,208	2,751,546	2,101,247
1.01.01	Cash, Banks and Investments	1,773,656	1,120,495	817,682
1.01.01.01	Cash and Cash Equivalents	1,108,028	336,565	778,594
1.01.01.02	Short term Investments	665,628	783,930	39,088
1.01.02	Credits	803,938	701,584	555,708
1.01.02.01	Trade Accounts Receivable	803,938	701,584	555,708
1.01.02.02	Other credits	0	0	0
1.01.03	Inventories	865,147	643,167	558,721
1.01.04	Others	325,467	286,300	169,136
1.01.04.01	Recoverable Taxes	174,402	146,907	83,232
1.01.04.02	Deferred Taxes	35,335	44,177	5,911
1.01.04.03	Notes Receivable	18,455	21,253	10,979
1.01.04.04	Others	65,391	45,964	43,028
1.01.04.05	Prepaid Expenses	31,884	27,999	25,986
1.02	Noncurrent Assets	2,775,103	2,077,870	1,523,824
1.02.01	Noncurrent assets	254,318	238,705	220,294
1.02.01.01	Credits	11,826	11,427	10,502
1.02.01.01.01	Trade Accounts Receivable	11,826	11,427	10,502
1.02.01.02	Credits with Associates	0	0	0
1.02.01.02.01	With Affiliates	0	0	0
1.02.01.02.02	With Subsidiaries	0	0	0
1.02.01.02.03	With Other Associates	0	0	0
1.02.01.03	Others	242,492	227,278	209,792
1.02.01.03.01	Long-term Cash Investments	63,292	80,046	91,638
1.02.01.03.02	Taxes Receivable	33,504	38,167	18,198
1.02.01.03.03	Deferred Taxes	77,870	49,476	47,220
1.02.01.03.04	Notes Receivable	43,990	44,287	38,395
1.02.01.03.05	Legal Deposits	14,015	13,005	10,612
1.02.01.03.06	Others	7,972	2,297	3,729
1.02.01.03.07	Prepaid Expenses	1,849	0	0
1.02.02	Permanent Assets	2,520,785	1,839,165	1,303,530
1.02.02.01	Investments	134,757	19,813	15,616
1.02.02.01.01	Equity in Affiliates	0	0	0
1.02.02.01.02	Equity in Affiliates – Goodwill	133,737	18,793	15,172
1.02.02.01.03	Equity in Subsidiaries	0	0	0
1.02.02.01.04	Equity in Subsidiaries – Goodwill	0	0	0
1.02.02.01.05	Other Investments	1,020	1,020	444
1.02.02.02	Fixed Assets	2,136,918	1,663,829	1,194,086
1.02.02.03	Intangible	0	0	0
1.02.02.04	Deferred Charges	249,110	155,523	93,828

06.02- BALANCE SHEET – LIABILITIES – CONSOLIDATED (in thousands of Brazilian Reais)

1 - Code	2 - Description	3- 12/31/2007	4- 12/31/2006	5- 12/31/2005
2	Total Liabilities	6,543,311	4,829,416	3,625,071
2.01	Current Liabilities	1,941,278	1,251,553	1,129,910
2.01.01	Short term Debt	1,051,794	546,979	548,664
2.01.02	Debentures	0	0	0
2.01.03	Suppliers	575,603	486,562	332,573
2.01.04	Taxes and Contribution	55,491	47,298	47,278
2.01.04.01	Tax Obligations	29,797	25,016	27,345
2.01.04.02	Social Contributions	25,694	22,282	19,933
2.01.05	Dividends Payable	44	4,212	13,560
2.01.06	Provisions	79,834	71,108	63,969
2.01.06.01	Provisions for vacations & 13th salaries	79,834	71,108	63,969
2.01.07	Debts with Associates	0	0	0
2.01.08	Others	178,512	95,394	123,866
2.01.08.01	Payroll	27,240	22,035	18,913
2.01.08.02	Interest Over Company Capital	58,394	31,779	45,447
2.01.08.03	Management/Employees’ Profit Sharing	35,156	14,491	37,956
2.01.08.04	Other Obligations	57,722	27,089	21,550
2.02	Noncurrent Liabilities	1,376,054	1,433,981	1,272,366
2.02.01	Noncurrent Liabilities	1,376,054	1,433,981	1,272,366
2.02.01.01	Long term Debt	1,214,069	1,287,073	1,125,374
2.02.01.02	Debentures	0	0	0
2.02.01.03	Provisions	124,360	118,900	126,375
2.02.01.03.01	Provisions for contingencies	124,360	118,900	126,375
2.02.01.04	Debts with Associates	0	0	0
2.02.01.05	Advance for future capital increase	0	0	0
2.02.01.06	Others	37,625	28,008	20,617
2.02.01.06.01	Taxes and Social Obligations	4,421	2,290	1,152
2.02.01.06.02	Deferred Taxes	30,171	24,844	19,465
2.02.01.06.03	Other liabilities	3,033	874	0
2.02.02	Deferred income	0	0	0
2.03	Minority Interest	0	39,010	0
2.04	Shareholders’ equity	3,225,979	2,104,872	1,222,795
2.04.01	Paid-in Capital	2,500,000	1,600,000	800,000
2.04.02	Capital Reserves	0	0	0
2.04.03	Revaluation Reserve	0	0	0
2.04.03.01	Owned Assets	0	0	0
2.04.03.02	Subsidiaries/ Affiliates	0	0	0

06.02- BALANCE SHEET – LIABILITIES – CONSOLIDATED (in thousands of Brazilian Reais)

2.04.04	Profit Reserves	725,979	504,872	422,795
2.04.04.01	Legal	62,340	46,060	40,336
2.04.04.02	Statutory		0	0
2.04.04.03	For Contigencies		0	0
2.04.04.04	Profits Realizable		0	0
2.04.04.05	Retained Earnings		0	0
2.04.04.06	Special for Non-distributed Dividends		0	0
2.04.04.07	Other profit Reserves	663,639	458,812	382,459
2.04.04.07.01	Expansion Reserves	508,140	364,133	313,454
2.04.04.07.02	Increase Capital Reserves	160,256	95,134	72,240
2.04.04.07.03	Treasury Shares	(815)	(815)	(815)
2.04.04.07.04	Unrealized Profit	(3,942)	360	(2,420)
2.04.05	Accumulated Earnings/ Losses	0	0	0
2.04.06	Advance for future capital increase	0	0	0

07.01 - STATEMENT OF INCOME – CONSOLIDATED (in thousands of Brazilian Reais)

1-Code	2-Description	3- 01/01/2007 to 12/31/2007	4- 01/01/2006 to 12/31/2006	5- 01/01/2005 to 12/31/2005
3.01	Gross Sales	7,788,601	6,105,961	5,873,297
3.01.01	Domestic Market	4,589,160	3,644,548	3,035,826
3.01.02	Exports	3,199,441	2,461,413	2,837,471
3.02	Sales Deductions	(1,155,238)	(896,203)	(728,121)
3.03	Net Sales	6,633,363	5,209,758	5,145,176
3.04	Cost of Sales	(4,760,088)	(3,865,660)	(3,685,910)
3.05	Gross Profit	1,873,275	1,344,098	1,459,266
3.06	Operating Income/Expenses	(1,469,625)	(1,263,596)	(1,003,683)
3.06.01	Selling Expenses	(1,278,973)	(1,070,853)	(845,643)
3.06.02	General and Administrative	(90,389)	(81,833)	(66,403)
3.06.02.01	Administrative	(76,872)	(72,275)	(56,897)
3.06.02.02	Management Fees	(13,517)	(9,558)	(9,506)
3.06.03	Financial	(105,390)	(129,327)	(82,726)
3.06.03.01	Financial Income	11,035	59,287	11,320
3.06.03.02	Financial Expenses	(116,425)	(188,614)	(94,046)
3.06.04	Other Operating Income	33,665	26,406	8,527
3.06.05	Other Operating Expenses	(28,538)	(7,989)	(17,438)
3.06.06	Equity Pick-up	0	0	0
3.07	Operating Income	403,650	80,502	455,583
3.08	Non-operating Income	(19,888)	(6,177)	(4,457)
3.08.01	Income	9,257	18,970	15,194
3.08.02	Expenses	(29,145)	(25,147)	(19,651)
3.09	Income Before Tax And Profit Sharing	383,762	74,325	451,126
3.10	Current Income Tax and Social Contribution	(46,305)	26,416	(59,826)
3.11	Deferred Income Tax and Social Contribution	14,225	35,143	(2,702)
3.12	Statutory Participations / Contributions	(27,192)	(11,510)	(27,634)
3.12.01	Profit Sharing	(27,192)	(11,510)	(27,634)
3.12.01.01	Employees’ Profit Sharing	(24,636)	(9,934)	(22,777)
3.12.01.02	Management Profit Sharing	(2,556)	(1,576)	(4,857)
3.12.02	Contribution	0	0	0
3.13	Reversion of Interest Over Company Capital	0	0	0
3.14	Minority Interest	(3,183)	(7,121)	0
3.15	Net Income In Fiscal Year	321,307	117,253	360,964
	Number of Shares (Ex-treasury)	185,526,667	165,526,667	133,526,667
	Earnings Per Share	1.73186	0.70836	2.70331
	Loss Per Share

08.01 - STATEMENTS OF CHANGES IN FINANCIAL POSITION – CONSOLIDATED (in thousands of Brazilian Reais)

1-Code	2-Description	3- 01/01/2007 to 12/31/2007	4- 01/01/2006 to 12/31/2006	5- 01/01/2005 to 12/31/2005
4.01	Sources	1,974,706	1,503,017	1,712,580
4.01.01	From Operations	502,715	224,221	726,215
4.01.01.01	Net Income In Fiscal Year	321,307	117,253	360,964
4.01.01.02	Values that don’t represent changes in the Working Capital	181,408	106,968	365,251
4.01.01.02.01	Minority shareholders’ participation	3,183	7,121	0
4.01.01.02.02	Depreciation, amortization and depletion	293,639	245,925	206,883
4.01.01.02.03	Provision for contingencies	(4,030)	(21,191)	(13,904)
4.01.01.02.04	Net Financial charges on long-term items	(58,864)	(91,368)	36,644
4.01.01.02.05	Transfer of Non-current to Current assets	128	3,724	132,414
4.01.01.02.06	Deferred Taxes (IRPJ/CSLL) to recover	(25,500)	(15,359)	11,749
4.01.01.02.07	Others	(27,148)	(21,884)	(8,535)
4.01.02	From Shareholders	900,000	800,000	0
4.01.02.01	Capital increase	900,000	800,000	0
4.01.03	From Third parties	571,991	478,796	986,365
4.01.03.01	Long-term loans	514,118	416,409	975,626
4.01.03.02	Disposal of Permanent Assets	25,587	14,573	9,672
4.01.03.03	Others	32,286	47,814	1,067
4.02	Applications	1,647,769	974,361	977,543
4.02.01	Dividends and interest on company capital	100,200	38,055	108,289
4.02.02	Investments	160,482	31,297	23,106
4.02.03	Fixed assets	747,735	629,797	371,223
4.02.04	Deferred	42,840	81,528	35,215
4.02.05	Transfer from Long-term to current liabilities	503,040	179,920	314,270
4.02.06	Long-term cash investments	0	0	106,945
4.02.07	Others	93,472	13,764	18,495
4.03	Increase (Decrease) in Working Capital	326,937	528,656	735,037
4.04	Changes in Current Assets	1,016,662	650,299	629,059
4.04.01	Current Assets – beggining of year	2,751,546	2,101,247	1,472,188
4.04.02	Current Assets – end of year	3,768,208	2,751,546	2,101,247
4.05	Changes in Current Liabilities	689,725	121,643	(105,978)
4.05.01	Current Liabilities – beggining of year	1,251,553	1,129,910	1,235,888
4.05.02	Current Liabilities – end of year	1,941,278	1,251,553	1,129,910

09.01 – REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholders of

Perdigão S.A

São Paulo - SP

1.              We have examined the accompanying balance sheet of Perdigão S.A. (the Company) and the consolidated balance sheet of the Company and its subsidiaries as of December 31, 2007 and the related statements of income, changes in shareholders’ equity and changes in financial position for the year then ended, which are the responsibility of its management. Our responsibility is to express an opinion on these financial statements.

2.              Our examination was conducted in accordance with auditing standards generally accepted in Brazil and included: (a) planning of the audit work, considering the materiality of the balances, the volume of transactions and the accounting systems and internal accounting controls of the Company and its subsidiaries; (b) verification, on a test basis, of the evidence and records which support the amounts and accounting information disclosed; and (c) evaluation of the most significant accounting policies and estimates adopted by Company management and its subsidiaries, as well as the presentation of the financial statements taken as a whole.

3.              In our opinion, the aforementioned financial statements present fairly, in all material respects, the financial position of Perdigão S.A. and the consolidated financial position of the Company and its subsidiaries as of December 31, 2007, and the results of their operations, changes in their shareholders’ equity and changes in their financial position for the year then ended, in conformity with accounting practices adopted in Brazil.

4.              Our examination was performed with the objective of expressing an opinion on the financial statements referred to in the first paragraph taken as a whole.  The statements of cash flows and added value for the year ended December 31, 2007, as presented in notes 24 and 25, are supplementary to the aforementioned financial statements are not required under accounting practices adopted in Brazil and have been included to facilitate additional analysis. These supplementary information were subject to the same audit procedures as applied to the aforementioned financial statements and, in our opinion, are presented fairly, in all material respects, in relation to the financial statements taken as a whole.

5.              The financial statements of Perdigão S.A. and the consolidated financial statements of the Company and its subsidiaries, as well as the supplementary information mentioned in paragraph 4 above as of and for the year ended December 31, 2006, were audited by other independent auditors, who issued an unqualified opinion thereon dated February 9, 2007.

February 21, 2008

/s/ KPMG Auditores Independentes

KPMG Auditores Independentes

CRC 2SP014428/O-6

José Luiz Ribeiro de Carvalho	Charles Krieck
Contador CRC 1SP141128/O-2	Contador CRC 1SP212272/O-2

10.01 – MANAGEMENT REPORT

Dear Shareholders,

In 2007 we focused our efforts on establishing a solid foundation for building the largest food company in Brazil as well as one of the country’s leading exporters in line with our commitment for creating shareholder value. We made significant progress in meeting the targets in our growth plan to 2011, at the same time, ensuring effective sustainability for the Company’s businesses.

We enhanced our processes through a successful plan of expansion and acquisitions. The plan’s underlying strategy is directed to adding value, with a reduction in risks, improved productivity, diversification of supply chains, production, sales, distribution channels, markets and customers, including a differentiated product mix of foods of a high standard and quality for consumers worldwide.

Among the operations concluded during the period, one of the highlights was the negotiations for acquiring Eleva. Given the latter’s operations in the meat and dairy-processed products activities, the rationale behind this acquisition was the complementary nature of the company’s activities with our own as well as Perdigão’s commitment to its corporate strategy and growth plan. Through a well-structured operation for merging the businesses, in February 2008 we absorbed the Eleva operation, against payment in cash and equity, extending equal rights to all the Company’s shareholders.

During the year, Perdigão incorporated other important new businesses, such as the margarine operation with the purchase of the Doriana, Delicata and Claybon brands and the strategic alliance with Unilever to manage the Becel brand. At the same time, we guaranteed an increased market share for the dairy-processed products business with the acquisition of the remaining 49% of Batávia S.A.’s capital stock. Additionally, we acquired a beef processing plant in Mato Grosso, as well as expanding our already consolidated poultry, pork, milk and processed products’ businesses through the installation of increased capacity.

Continuing our on-going process of internationalization, we negotiated the acquisition of a processed meat company in Europe. Again, as part of the drive to more effectively penetrate emerging markets within Brazil itself, we announced the construction of the Bom Conselho Agro-Industrial Complex in the state of Pernambuco. This will comprise two industrial units, one for dairy-products and the other for specialty meats, together with a distribution center, the latter largely for serving the regional market. This represents one more major step forward in the Company’s 2007-2011 growth cycle.

The Company reported an EBITDA margin of 12.1% for the year, an improvement of 340 basis points reaching R$ 802.7 million, a year-on-year increase of 76.1% and a reflection of the good performance reported for both the domestic and export markets. Gross sales were 27.6% higher, resulting in a net income of R$ 321.3 million, a growth of 174% and a net margin of 4.8%.

(The variations mentioned in this report are comparisons between 2007 and 2006, or the fourth quarter 2007 and the fourth quarter 2006, except when otherwise specified).

OPERATING AND FINANCIAL INDICATORS – 2007

•                  Gross sales of R$ 7.8 billion, 27.6% higher;

•                  Growth of 27.7% in sales revenue and 19.8% in total sales volume from the meats, dairy and other processed products’ businesses;

•                  Domestic sales rose 25.9% with growth of 4.1% in meat volume, 71.4% in dairy-processed products considering the final seven months of 2006 as from the acquisition date of Batávia in June 2006 and growth of 84.2% in volumes of other processed products due to the startup in activities involving the acquired margarine brands and the strategic alliance with Unilever, announced in August 2007;

•                  Good export performance produced a 30% gain in revenues, with meat volumes up by 18.6% and other processed products by 67.3%, reflecting intensified market demand despite the appreciation of the Real against the US dollar;

•                  One of the highlights of the year was the growth in higher value-added products, 29% higher in terms of sales revenue and 23.9% in volume;

•                  Gross profit was R$ 1.9 billion, a growth of 39.4%;

•                  EBITDA registered R$ 802.7 million, an increase of 76.1% for the year and equivalent to an EBITDA margin of 12.1%;

•                  Accumulated net income was R$ 321.3 million, 174% more than in 2006, and representing a net margin of 4.8%;

•                  With a daily average of US$ 18.6 million, financial value of share trading increased 120.8% during the year compared with 2006.

Highlights - R$ million	2007	% Net Sales	2006	% Net Sales	% Ch.
Gross Sales	7,788.6	117.4	6,106.0	117.2	27.6
Domestic Market	4,589.2	69.2	3,644.5	70.0	25.9
Exports	3,199.4	48.2	2,461.4	47.2	30.0
Net Sales	6,633.4	100.0	5,209.8	100.0	27.3
Gross Profit	1,873.3	28.2	1,344.1	25.8	39.4
EBIT	503.9	7.6	191.4	3.7	163.3
Net Income	321.3	4.8	117.3	2.3	174.0
EBITDA	802.7	12.1	455.8	8.7	76.1
EPS*	1.73		0.71		144.5

* Consolidated earnings per share (in Reais), excluding treasury shares.

Highlights - R$ million	4Q07	% Net Sales	4Q06	% Net Sales	% Ch.
Gross Sales	2,276.0	118.4	1,908.0	118.3	19.3
Domestic Market	1,417.4	73.7	1,173.4	72.8	20.8
Exports	858.7	44.7	734.6	45.6	16.9
Net Sales	1,922.2	100.0	1,612.8	100.0	19.2
Gross Profit	556.3	28.9	492.5	30.5	13.0
EBIT	155.9	8.1	138.2	8.6	12.9
Net Income	97.6	5.1	111.7	6.9	(12.7)
EBITDA	240.4	12.5	206.9	12.8	16.2
EPS*	0.53		0.67		(22.1)

* Consolidated earnings per share (in Reais), excluding treasury shares.

SECTORAL PERFOMANCE

The markets continued to perform extremely positively during the period. The domestic market benefited from the real increase in personal incomes and from the policy for controlling the basic interest rate. This scenario reflected in the improvement in consumption, including that of non-durables. In spite of the appreciation of the Real against the US dollar, stronger international demand for Brazilian meat and dairy processed products at higher prices contributed to the excellent performance of the country’s exports.

Exports – Brazilian chicken meat exports totaled 3.3 million tons for the accumulated period of 2007. This was equivalent to an increase of 21% compared with 2006 according to data from the Brazilian Chicken Producers and Exporters Association (ABEF).  Brazilian pork exports reported an increase of 15% to 606 thousand tons in 2007 (Brazilian Pork Industry and Exporters Association - ABIPECS data). Exports of beef recorded an increase of 1.1% to

1.6 million tons in the same period based on Brazilian Foreign Trade Secretariat (SECEX) statistics. Again according to SECEX, Brazilian powdered milk exports amounted to 45.9 thousand tons, 119% more than in the preceding year. This increase reflects a gradual recovery in some of these markets following import bans and is indicative of vigorous world demand for animal protein and of Brazilian origin.

Domestic Consumption – Accumulated incomes from January through December 2007 increased 3.2% in real terms compared with the same period in 2006, boosting demand for foodstuffs. The Brazilian government statistics office (IBGE) reported a nationwide increase of 6.2% in take-home wages, thanks to improved levels of employment.

Output of frozen meats was up by 8.3% and frozen pastas by 13.5% in 2007. Specialty meats rose 8.9%, and frozen pizzas, 14.6%. AC Nielsen data shows that while the margarine market dipped slightly by 1.5%, dairy-processed products were up 3.3% for the year 2007.

Raw Materials – The US 2007/08 corn crop amounted to 332.1 million tons, 25% more than the preceding crop (USDA data as at February 2008). Despite the record crop, US corn inventory remained stable due to increased use of corn for ethanol production. On the other hand, the US 2007/08 soybean crop was 70.4 million tons, 19% less than the previous crop due to the greater allocation of arable land to corn.

In Brazil, Conab (the National Supply Council) is estimating the 2007/08-corn crop, harvesting of which begins in February 2008, at 53.6 million tons, 4.3% more than the preceding crop according to its latest survey. Conab’s forecast for the 2007/08 soybean crop is 58.5 million tons 0.2%.

Fourth quarter 2007 corn prices in the domestic market were 51% higher than the same period in 2006 while soybean prices also rose 34%. For the year 2007 as a whole, corn prices were up 26% in relation to 2006 and those of soybeans by 16%, according to FNP data.

During the fourth quarter 2007, corn supplies to the domestic market were affected by strong overseas demand. The drought in Europe increased corn import requirements from 4 to 10 million tons. This increase (6 million tons) was entirely met by Brazil, since it is the only corn exporting country that uses GMO-free (genetically modified organism-free) seeds. In the case of soybeans, growth in Chinese demand exceeded forecasts, increasing by 20% during the year. The US market (the largest in the world) further tightened due to a poorer crop. Consequently, world inventory fell and there was an upward shift in prices.

The tendency for higher costs in the 4th quarter has confirmed our predictions in the 3Q07 management report. Forecasts for 1Q08 are that corn prices will slip once harvesting of the upcoming crop in Brazil begins. Domestic soybean prices are expected to remain at current levels due to high quotations on the international market.

The principal factors that have driven up corn and soybean prices over the past few months have been: higher wheat and oil prices, growth in demand for commodities above production capacity and intense speculation on the part of investment funds in the commodities markets.

World milk production has also failed to keep pace with demand. However, in contrast with the third quarter 2007, and with production boosted by the high prices prevailing in preceding months, quotations for the peak fourth quarter period for Brazilian milk output declined. This was in spite of increased exports of dairy-processed products (notably powered milk) and spiraling quotations in the international market. The Center for Advanced Studies in Applied Economics data reveal that in natura milk prices recorded an average year-on-year increase of 32% in 2007.

Similar to other commodities, live cattle prices in the Brazilian market posted a strong surge. Fourth quarter 2007 prices were 24% up on the same period in 2006. In 2007, average prices were 15% higher than those of 2006 according to the CEPEA. Greater slaughtering of breeder stock in the past five years and preliminary IBGE (the 2007 Agricultural

Census) figures revealing beef cattle herds below forecast, together with the reversion in the cattle ranching cycle, are all likely to maintain pricing pressure in the first quarter of 2008, despite the start of the main cattle slaughtering season.

INVESTMENTS AND PROJECTS

In 2007, we invested R$ 857.4 million, 34.6% more than in 2006, in line with the strategic growth plan through to 2011. Out of total capital expenditure, 41% was allocated to acquisitions concluded during the course of the year, 30% to new projects and production lines, 10% to the Mineiros Agro-Industrial Complex in the state of Goiás and 19% to improvements and productivity for ensuring organic growth.

Acquisition of Eleva – The rationale behind the Eleva Alimentos S.A. acquisition was the complementary nature of our businesses and alignment with the Company’s growth plan and strategy, Eleva’s current operations being focused on meats (chicken/pork) and dairy-processed products. Negotiations began in October and were finalized in February 2008, involving an amount of about R$ 1.7 billion, 46% disbursed in the form of a cash payment from funds raised in a primary share offering and 54% in shares.

We consolidated our operations in the milk and dairy-processed products business, complementing Eleva’s operations mainly concentrated in liquid milk, powdered milk and cheese with the Batávia business, based on dairy-processed products. The acquisition also permits us to expand our geographic coverage through Eleva’s chicken slaughtering and processing plants in the states of Mato Grosso do Sul and Bahia, where in the latter state we had no industrial units. In addition, we believe that Eleva will help us capture significant synergies and gains in scale.

The acquisition process involved the following stages: on October 30 2007, we signed the share purchase contract with Eleva, and on January 2 2008, we acquired 23,170,156 shares from Eleva, corresponding to 35.74% of the capital, equivalent to R$ 598.9 million. To ensure the same conditions enjoyed by the controlling shareholder were also attributed to the minorities, a public offering was held for the acquisition of 46% of the shares in Eleva worth R$ 165.9 million. The settlement of the auction took place on the São Paulo Stock Exchange (Bovespa) on February 19 2008.

On February 21 2008, Perdigão incorporated the remaining stake of 54% held by Eleva’s shareholders, corresponding to the portion relative to the share exchange ratio. This was calculated according to the evaluation of the shareholders’ equity based on the market price of the companies, in the ratio of 1 new Perdigão share for every 1.74308855 share of Eleva, resulting in the issue of 20 million new shares in Perdigão, Eleva Alimentos S.A. becoming a wholly owned subsidiary of Perdigão.

Acquisition of a European meat processor – Plusfood - On January 2 2008, we acquired Plusfood, which processes chicken and beef products at three plants in Europe (in the Netherlands, United Kingdom and in Romania) and sells two important brands to the European market (Friki and Fribo). Purchase price was R$ 45 million less debt. This operation will enable the Company to improve its penetration in the European market, notably for greater value-added products, the focus being on capturing final customers in the consumer supply chain, especially in the retail and food service business. In addition, the Company will gain in terms of rationality and time for developing new products, improved delivery times, while obtaining complete control over the services of commercialization and distribution to these business.

Acquisition of the remaining 49% stake in Batávia S.A. – On November 28 2007, we acquired for a cash payment of R$ 155,0 million the remaining 49% stake in Batávia’s capital stock, Batávia becoming a wholly owned subsidiary. This disbursement was entirely from the Company’s own cash generation. Batávia accounts for about 11% of our consolidated sales. Its results had already been fully incorporated into our consolidated figures, the minority stake being recognized accordingly.

Construction of an Agro-Industrial Complex – Bom Conselho-PE – On September 17 2007, Perdigão signed a memorandum of intentions with the government of the state of Pernambuco and the Bom Conselho city government for the construction of an agro-industrial complex. Two industrial units are to be built — one for Batávia for processing dairy products and the other for Perdigão for the production of specialty meats —, in addition to a distribution center (DC).

The capital expenditures for the project are estimated at R$ 280 million, between fixed capital investments and working capital (R$ 200 million), and third party investments (R$ 80 million).  Perdigão is forecasting an outlay of about R$ 100 million for the specialty meats processing plant and a further R$ 70 million for the dairy-processing product unit. More than R$ 20 million and R$ 10 million, respectively, in working capital will be injected into the two plants. These projects are eligible for SUDENE (Northeast Development Agency) fiscal incentives with a 90% tax break on ICMS (state sales tax) and a reduction of 75% in income tax. Of the remaining 25%, a 30% portion may be used for reinvestments.

Expansion in consumption in the Northeast has been at a faster pace than elsewhere in Brazil. The installation of this complex has the advantage of bringing production closer to consumption and manpower, consolidating the Company’s presence in the region and increasing the range of products available to consumers. In addition to strong regional demand, other factors played an important role in the decision to move forward with the project: Bom Conselho has one of the best milk catchment basins in Pernambuco, water and labor is available and the site has a privileged location from the logistics point of view for distribution throughout the Northeast.

Increase in production capacity at Nova Mutum-MT - On August 17 2007, Perdigão unveiled the expansion work at Perdigão Mato Grosso in Nova Mutum, so increasing the unit’s poultry slaughtering capacity by 600% in two years from 40 thousand to 280 thousand head/day. The investments in the project, which included the expansion of the integrated production system, totaled R$ 280 million, R$ 130 million being injected by the company and a further R$ 150 million by the rural suppliers in the region over the 2005 – 2007 period.

In addition, a memorandum of intentions was also signed for implementing a poultry slaughtering outsourcing project to supply the Company and located in the city of Nova Marilândia, state of Mato Grosso. This involves the construction of the installations of Frigorífico União Avícola Agroindustrial, a planned poultry-slaughtering unit, by a group of integrated outgrowers. The industrial unit will provide services to Perdigão, slaughtering poultry produced by integrated local and regional outgrowers, a function which is today performed by the slaughtering unit in Nova Mutum. Initially, slaughtering capacity will be 48 thousand head/day with investments being about R$ 30 million.

Strategic alliance with Unilever – On June 25 2007, Unilever and Perdigão announced a joint venture, UP Alimentos, for managing the Becel and Becel ProActiv brands in Brazil as well as identifying opportunities for other businesses.

The two companies bring together Perdigão’s long experience in the manufacture, sale and distribution of food products in Brazil with the advanced technology, marketing and innovation, as well as brand recognition of Unilever both in Brazil and worldwide. This strategic alliance will provide the Brazilian market with high added value items and is aimed principally at consumers seeking health and functional nutrition.

Acquisition of Margarines - Perdigão has acquired the Doriana, Delicata and Claybon, brands in addition to the machinery and equipment from Unilever for a total cost of R$ 75 million. The manufacture of these brands will continue at the Unilever plant in Valinhos (SP). Margarine is a product that is in total synergy with the chain of chilled and frozen products manufactured and distributed by the Company. Growth of this market is one of the priorities in our expansion plan.

Acquisition of a Beef Processing Plant - On June 19 2007, the Company announced the acquisition of the assets of a beef processing plant from Valore Participações e Empreendimentos Ltda. and its partners, and operated by Unifrigo in Mirassol D´Oeste, state of Mato Grosso, at a cost of R$ 110 million. This acquisition is designed to meet the targets for expanding the Company’s beef processing operations. The unit’s capacity, which was 500 head/day, is being gradually ramped up to 2 thousand head/day with a focus on sales to the overseas market.

Acquisition of a slaughtering plant – Jataí – GO - On August 2 2007, at a cost of R$ 28.7 million, Perdigão acquired Paraíso Agroindustrial S.A. including a poultry slaughtering unit and animal feed plant from the Gale Group (Gale Agroindustrial S.A.) in Jataí, state of Goiás. The slaughtering capacity of this unit is equivalent to about 70 thousand head of poultry/day. However, since 2005 this output had already been incorporated in the Company’s own production capacity with the operation  working on a production against order basis.

Mineiros Agro-Industrial Complex – GO - The Mineiros Agro-Industrial Plant in the state of Goiás, for the production of specialty poultry – principally turkeys, was unveiled on March 20 2007. Full capacity, expected to be reached before the end of 2008, is for the processing of 81 thousand tons/year at a total investment of R$ 240 million by Perdigão, partially financed by the BNDES. The Company’s integrated outgrowers are also investing some R$ 270 million for the construction of 200 production modules with financing from the Constitutional Fund for the Midwest (FCO).

Sino dos Alpes – Bom Retiro– RS - On March 16 2007, Perdigão finalized negotiations for the acquisition of Sino dos Alpes Alimentos Ltda., a specialty products plant in Bom Retiro do Sul, state of Rio Grande do Sul and a subsidiary of Grandi Salumifici Italiani (GSI), a group which is a leader in the specialty meats market in Italy.  The investment in this acquisition amounted to R$ 5.5 million.

Expansion in the Distribution Chain – The upgrading of the distribution chain with the new DC to be opened in São Paulo, and the construction of Distribution Centers in Salvador-BA, Rio Verde-GO, Fortaleza-CE and the building of the new Distribution Center in Bom Conselho-PE, (work in progress), will ensure the expansion and modernization of the Company’s logistics network. This will enhance the efficiency of the operations and reinforce the quality of services offered to the customers as well as capturing synergies and cutting costs. The São Paulo Distribution Center is under construction at a site adjacent to the Régis Bittencourt Highway and close to the new São Paulo Rodoanel Beltway, thus strategically located to interconnect the south of the country and the principal national highways fanning out to all points of the country. The Distribution Center is to have an estimated 23 thousand pallet storage positions and 50 loading bays, which will facilitate simultaneous inward delivery and outward shipment. The DC is scheduled to begin operations before the end of the first half of 2008.

During the year, the Company allocated more than R$ 126.1 million of investments in breeder poultry and hogs due to the increase and replacement of breeding stock.

OPERATING PERFORMANCE

Production

Meat production rose 11.4% during the year and 10.3% in the quarter, enabling Perdigão to sustain its sales to both the domestic and overseas markets. At the end of August, the Company began beef cattle slaughtering at the plant acquired in Mirassol D’Oeste in the state of Mato Grosso, at the same time discontinuing production in Cachoeira Alta, state of Goiás. Margarine production is incorporated in Other Process Products, justifying the jump in this item by 59.4% in the quarter and 29.2% for the year as a whole.

Production	4Q07	4Q06	% Ch.	2007	2006	% Ch.
Poultry Slaughter (million heads)	158.5	143.6	10.4	627.3	547.4	14.6
Hog/ Cattle Slaughter (thousand heads)	939.1	956.3	(1.8)	3,774.7	3,655.8	3.3
Poultry Meats (thousand tons)	237.1	204.8	15.8	902.5	773.4	16.7
Pork/Beef Meats (thousand tons)	150.9	147.0	2.7	580.4	557.2	4.2
Total Meats (thousand tons)	388.0	351.7	10.3	1,482.9	1,330.6	11.4
Other Processed Products (thousand tons)	12.1	7.6	59.4	35.7	27.7	29.2
Feed and Premix (thousand tons)	1,034.4	865.5	19.5	3,932.7	3,280.2	19.9
One-day Chicks (million units)	169.5	156.2	8.5	667.0	579.8	15.1

In volume terms, production and sales of dairy-processed products are equivalent and we therefore show these volumes under domestic market performance.

Domestic Market

The domestic market reported R$ 4.6 billion in gross sales, a year-on-year increase of 25.9%.

We continued to concentrate our strategy on building up our business in greater value-added products. This combined with a more favorable domestic scenario resulted in processed products accounting for 83.3% of total gross sales to the domestic market, amounting to R$ 3.8 billion for the year and a growth of 26.1% in sales revenue and 22.3% in volume.

Sales volume of meats rose 4.1%, with sales revenue 13% up thanks to the improvement in sales mix in this market. Elaborated/processed meats posted an increase of 15.1% in sales revenue and 10.5% by volume, the highlight here being frozen and specialty products together with specialty poultry. In-natura products, diverted to the export market, reported a drop of 32.7% in volume and 5.1% in sales revenue. This contrasted with 2006, when due to questions of avian influenza outbreaks, commodity-type products had to be sold on the domestic market.

	Tons (thousand)			Sales (R$ million)
Domestic Market	4Q07	4Q06	% Ch.	4Q07	4Q06	% Ch.
MEATS	186.7	175.1	6.6	986.2	855.1	15.3
In-Natura	15.2	16.6	(8.5)	75.1	67.9	10.5
- Poultry	11.0	13.2	(16.9)	53.7	53.6	0.1
- Pork/Beef	4.2	3.4	24.2	21.4	14.3	49.5
Elaborated/Processed (meats)	171.6	158.5	8.2	911.1	787.2	15.7
DAIRY PRODUCTS	69.0	71.6	(3.6)	208.5	195.8	6.5
- Milk	31.7	31.5	0.6	59.3	51.8	14.4
- Dairy Products/ Juice/ Others	37.3	40.0	(6.9)	149.2	143.9	3.6
Other Processed	26.3	8.9	195.8	147.7	64.6	128.6
Soybean Products/ Others	50.5	48.8	3.4	75.0	57.9	29.6
TOTAL	332.5	304.4	9.2	1,417.4	1,173.4	20.8

PROCESSED	235.1	207.5	13.3	1,207.9	995.7	21.3
% total sales	70.7	68.2		85.2	84.9

	2007	2006	% Ch.	2007	2006	% Ch.
MEATS	646.0	620.2	4.1	3,120.2	2,762.4	13.0
In-Natura	61.0	90.7	(32.7)	279.3	294.4	(5.1)
- Poultry	47.6	72.8	(34.6)	215.2	225.7	(4.7)
- Pork/Beef	13.4	17.9	(24.9)	64.1	68.7	(6.7)
Elaborated/Processed (meats)	584.9	529.5	10.5	2,840.9	2,468.0	15.1
DAIRY PRODUCTS	278.0	162.1	71.4	832.1	441.7	88.4
- Milk	127.5	73.5	73.6	242.8	122.0	99.0
- Dairy Products/ Juice/ Others	150.4	88.7	69.6	589.4	319.7	84.3
Others Processed	62.3	33.8	84.2	392.3	244.3	60.6
Soybean Products/ Others	184.5	182.0	1.4	244.5	196.2	24.6
TOTAL	1170.8	998.2	17.3	4,589.2	3,644.5	25.9

PROCESSED	797.7	652.0	22.3	3,822.6	3,032.0	26.1
% total sales	68.1	65.3		83.3	83.2

Dairy-processed products accounted for 18.1% of domestic sales, contributing to domestic market performance and reporting a growth of 88.4% in sales and 71.4% in volume. This activity was incorporated in June 2006, when Perdigão acquired the remaining stake in Batávia S.A.

Other processed products, including pastas, pizzas, margarines, frozen vegetables, cheese bread, the soybean based food line, among others, increased 84.2% by volume and 60.6% in sales, the increase in the margarine business being particularly strong since August 2007, with the acquisition of the Doriana, Delicata and Claybon brands and the joint venture with Unilever to manage the Becel brand.

The improvement of 6.5% in average prices during the year gave an added lift to the good sales performance and profit margins, the average price of meats and dairy-processed products rising 8.2% and 8.6% respectively. Conversely, average costs were 3.1% higher, 3.3% up in the case of meats and 2.9% for dairy-processed products.

In the final quarter, domestic market sales grew 20.8%, the main drivers being: meats 15.3% and 6.6% higher in terms of sales revenue and volume, respectively, on an average price increase of 7.6%. This partially offset an average hike in costs of 8.6%, particularly driven by higher grain prices. Dairy-processed products reported a 6.5% growth in sales with volume down 3.6% due to weaker demand, also reflected in a price rise of only 9.6% against an increase in average costs of 11%. Additionally, the Company saw an increase particularly in the margarine segment, the growth in Other Processed Products being 128.6% in sales and 195.8% in volume.

During 2007 products launched under the Perdigão brand were the Toque de Sabor line of sauces in four flavors: four cheeses, bolognese, ragu sauce with pieces of tomato and pepperoni, as well as chicken and mascarpone quickpizza and lasagna pizzaiolo style. The Company also launched the Batavo-branded meat products: lasagna pizzaiolo style and stringed chicken lasagna, sliced cooked ham, luncheon meat and smoked bologna sausage, Borella salami, minced pepperoni pizza, beef meat balls, turkey hearts, Borella and Alteza salami, sliced ham and luncheon meat, Frozen Turkey Sausage, Panaché Vegetable Mix, Manioc Sticks and Naturis Soybeans in Grain. Batavo branded dairy-processed product launches were: Pense Light (Yogurt Line Special), new Batavinho line flavors, Fruitier infant version, Bio Fibras and Bio Fibras Zero Açúcar (Special Iogurt Line).

Exports

Exports reached R$ 3.2 billion, growing by 30% in revenue during the year, despite the impact of the Real’s appreciation of more than 17% against the US dollar, and driven by a significant improvement in demand for protein together with the competitive advantages of Brazilian production costs.

Meat export volume amounted to 824.8 thousand tons, an 18.6% increase, with sales revenues up by 30% during the year. Exports of processed meats posted an increase of 32.8% in volume and 45.3% in sales revenue, reflecting the strategy of growing this business in the overseas market. Other processed products grew 36% in export revenue and 67.3% by volume.

Activities began at the Company’s beef processing plant in Mirassol D’Oeste, in the state of Mato Grosso, production for the export market being prioritized. Operations began at a capacity of 500 head/day, the slaughtering rate to be increased to 2 thousand head/day before the end of 2008.

Average prices have risen gradually, recording an increase of 24.8% in 2007 in US dollar FOB terms compared with 2006. Fourth quarter compared with third quarter 2007 growth was 7.3% while there was an increase of 29% compared with the same quarter in 2006.

The average price in Reals for the year was 9.6% more against higher average costs of 5.3%. In the fourth quarter, prices rose 5.2%, as opposed to an average cost increase of 8.7%, a reflection the appreciation of the Real in relation to foreign exchange rates for exports and the impact of the rise in grain prices on overseas commodity sales, the end result of this being a squeeze on margins.

In the fourth quarter, exports amounted to R$ 858.7 million, a 16.9% increase, with meat volume 11.2% higher against export revenue reporting a 17% improvement, elaborated/processed products rising by 14.7% in volumes and 31.1% in revenue.

Perdigão reported the following performance in its leading overseas markets:

•                  Europe – The consistent recovery in consumption associated to the world increase in corn prices, combined with a reduction in investments by local producers were critical in pushing prices higher to their current levels, reflecting the growth in export volume of 18.9% and revenues of 35.2% for the year. Trade quotas established by the European Union permitting lower import tariffs on Brazilian imports – salted breast of chicken, turkey breast, and prepared and processed chicken — came into effect in July 2007.

•                  Middle East – The increase of 21.6% in volumes and 40.8% in revenues reflected the improvement in prices and demand in this market.

•                  Far East – Volumes were 20.5% up with revenues 28% higher reflecting the good performance reported in the Asian markets. The exception was the situation prevailing in China with reports of blue ear disease outbreaks in hogs and cases of avian influenza in the duck population in southern China. This has reflected in some instability in the Hong Kong market.

•                  Eurasia – Volumes increased by 16.2% on export revenue 16% higher. We were able to report only a modest performance in this market due to the Russian trade ban on Brazilian pork exports, the only exception being made for exports from the state of Rio Grande do Sul. Until September, the Ukraine also placed restrictions on hog imports for the pork meat industry, and for which lower import duties apply.

•                  Africa, the Americas and Other Countries – These markets reported a growth of 10.4% in volume and 19.8% in export revenue, although the speed with which costs increased, especially at the end of the year, prevented these from being fully passed on to prices. Good demand was registered in the African market and the resumption of business with Venezuela helped support overall growth in these markets.

ECONOMIC AND FINANCIAL PERFORMANCE

Net Sales

We ended the year with net sales 27.3% higher than in 2006, amounting to R$ 6.6 billion, supported by growth in the meats business both in the domestic as well as export markets. This item was also boosted by the full integration of Batávia’s dairy-processed product activities in addition to the margarine and beef processing businesses acquired during the year.

Net sales to the domestic market reached R$ 3.5 billion while exports totaled R$ 3.2 billion, a growth of 24.7% and 30.4%, respectively. Net Sales were split 52.5% to domestic customers and 47.5% to overseas markets.

The relative share of processed poultry and meat products destined for export as well as dairy processed products and other processed products – including margarines – had a significant impact on the breakdown of Company sales. Not only did these contribute to the improvement in margins but they also helped diversify the sales portfolio and minimize the risks of the businesses. Processed higher value-added products already account for 53% of the Company’s total net sales.

In the fourth quarter, net sales grew 19.2%, driven by sales of year-end seasonal products, these reporting better volume and prices with a growth in net sales of 21.1% in the domestic market and 16.8% in exports.

Cost of Sales

The lower growth in cost of sales compared with net sales performance for the year was instrumental in the 240 basis points gain in gross margin – achieved largely due to the acquisition of new businesses, the monitoring of production costs and to productivity gains in already consolidated activities of the Company. This was achieved in spite of lower revenue from exports in the face of the appreciation of the Real in the foreign exchange rate.

The prices of the leading raw materials rose sharply on the Chicago Board of Trade, soybeans increasing by 42.4% and corn by 56.4%. This had a knock-on effect on prices practiced in Brazil, with soybeans and corn growing on average 16% and 26.4%, respectively. In the light of this scenario, raw material costs came under pressure, notably in the final quarter of the year. These costs have significantly impacted the commodity-type products we sell, albeit partially offset by the incorporation of the new activities in dairy-processed products and beef in addition to a portfolio with a richer content of higher value-added processed products.  The cost of milk collection also experienced an upward spiral, prices having grown by 25.7% in the year and 19.1% in the last quarter, basically due to tighter inventory and an increase in production costs worldwide.  As a result, cost of sales rose 23.1% in the year and 21.9% in the final quarter.

Gross Margin and Gross Profit

The gross margin widened from 25.8% to 28.2% for the year, representing a growth of 39.4% in gross profit in 2007 to R$ 1.9 billion, a result of the good performance reported by both domestic and export markets and recently consolidated businesses, particularly dairy-processed products and margarines. In the final quarter, Perdigão posted gross profits of R$ 556.3 million, a 13% increase, resulting in a gross margin of 28.9% against 30.5% recorded in the final quarter of 2006 - this a function of higher raw material costs.

Operating Expenses

Operating expenses also contributed to the Company’s annual performance, posting an increase of 150 basis points, a reflection of the capture of synergies from the new businesses.

With an absolute growth of 18.8% during the year and 13% in the fourth quarter, operating expenses were equivalent to 20.6% of net sales for the year and 20.8% in the final quarter as against 22.1% and 22%, respectively, for 2006 as a whole and for the fourth quarter of that year.

The contribution margin generated by the new businesses helped to reduce commercial expenses for the year from 20.6% to 19.3% of net sales, recording a nominal increase of 19.4%. This was achieved despite the inherently greater freight and distribution costs, including here the agricultural inspectors’ strikes, and investments in marketing, especially the new advertising campaigns for the Perdigão and Batavo brands. The partial outsourcing of distribution to a logistics operator and distribution to more remote areas also increased commercial overheads. In the final quarter, commercial expenses amounted to 19.6% of net sales against 20.6% for the same period a year earlier.

The growth in business was also reflected in administrative and management compensation expenses and management compensation, which were proportionally reduced in relation to net sales, declining from 1.6% to 1.4% for the year — a nominal growth of 10.4%. In the final quarter administrative expenses also fell from 1.4% to 1.2% of net operating sales, albeit increasing 8.2% in relation to the final quarter of 2006 in absolute amounts.

Operating Income and Operating Margin

 In the light of this scenario, the Company reported an operating income before financial expenses totaling R$ 503.9 million, a 163.3% gain compared with 2006. The operating margin was 7.6% against 3.7% reported for the same period for the preceding year, a period when adverse factors surrounding the avian influenza outbreaks were impacting the poultry industry worldwide. In the final quarter, growth was 12.9%, operating margin decreasing from 8.6% to 8.1% due to cost pressures and the appreciation of the Real against the US dollar. This reduced gains recorded in export sales when converted into local currency, operating income before financial expenses posting R$ 155.9 million in the fourth quarter of 2007.

Financial Results

The Company recorded a decline in financial expenses of 18.5%, a result of changes in the management of foreign exchange exposure in the light of export volume, and the increase in cash investments. This allowed us to manage our financial position to support the Company’s investment and working capital requirements, also incorporating the disbursements for the acquisitions announced during the year in our cash flow.

In the final quarter, we recorded a 4% increase in financial expenses. This was largely due to financial expenses of R$ 29.8 million, arising from the placement, underwriting, fees and other expenditures with respect to the primary offering of shares in December 2007. The offering resulted in an additional R$ 900 million in funding, being allocated principally for settling the 46.23% cash portion of the Eleva Alimentos S.A. acquisition

Strong cash generation from business activities and the additional resources raised through the primary offerings at the end of both 2006 and 2007 underpinned the capital outlays necessary for capex requirements and the new businesses. Perdigão was thus able to reduce its net debt by 32.3% during the year from R$ 633.5 million to R$ 428.9 million.

Debt	On December 31, 2007		On December 31, 2006
R$ Million	Short-Term	Long-Term	Total	Total	% Ch.
Local Currency	237.6	382.4	620.1	502.8	23.3
Foreign Currency	814.2	831.6	1,645.8	1,331.3	23.6
Gross Debt	1,051.8	1,214.1	2,265.9	1,834.1	23.5
Cash Investments
Local Currency	1,452.6		1,452.6	956.6	51.8
Foreign Currency	321.1	63.3	384.4	243.9	57.6
Total Cash Investments	1,773.7	63.3	1,836.9	1,200.5	53.0
Net Accounting Debt	(721.9)	1,150.8	428.9	633.5	(32.3)

Exchange Rate Exposure - US$ million			(308.7)	(111.4)	177.2

The net debt to EBITDA ratio, annualized for the last twelve months, amounted to 0.5 times. Foreign exchange exposure totaled US$ 308.7 million, an increase of 177.2% in relation to the same period in 2006, forecasts for this exposure being revised due to the growth in the Company’s exports.

Net Income and Net Margin

Perdigão reported a net income of R$ 321.3 million, a 174% increase, with net margin rising to 4.8% against 2.3% in 2006. These improved results can be ascribed to good domestic and export market performance, together with the Company’s monitoring and management of costs and expenses, and to diversification, strategically developed to generate real and effective gains, with the focus on mitigating risks of the businesses.

In the final quarter, the Company reported a drop of 12.7% in net income due to cost pressures. These impacted the businesses faster than the Company was able to pass them on to the consumer. The quarter was also affected by foreign exchange variation on export revenue when translated in to local currency. Net income for the period was R$ 97.6 million, with a net margin of 5.1% against 6.9%.

In Other Operating Results, we sweep up tax breaks on investments in regions where we have operations, and in Non-Operating Results, the impact of some idle capacity costs. The Income Tax and Social Contribution item sweep up the effects of Interest on Capital and the revision of the Provision for Income Tax and Social Contribution on Tax Losses and negative calculation base of the wholly owned Batávia subsidiary.

EBITDA

Operating performance as measured by EBITDA (operating income before financial expenses, taxes and depreciation) was R$ 802.7 million, a year-on-year increase of 76.1%, and R$ 240.4 million, 16.2% higher in the final quarter of 2007. Consequently, there was a significant improvement in the EBITDA margin for the year to 12.1% against 8.7% in 2006, a marked gain of 340 basis points.

This result should be seen in the light of the successful strategy in place for the sustainable growth of the Company. Results also reflect the capture of synergies from the new businesses as well as an effective increase in added value at the consolidated businesses.

EBITDA	4th Quarter
R$ Million	2007	2006	% Ch.	2007	2006	% Ch.
Net Income	97.6	111.7	(12.7)	321.3	117.3	174.0
Minority Participation	(1.5)	3.2	—	3.2	7.1	(55.3)
Employees / Management Profit Sharing	12.0	11.4	4.7	27.2	11.5	136.2
Income tax and social contribution	(26.6)	(55.8)	(52.4)	32.1	(61.6)	—
Nonoperating Income	9.6	3.1	208.1	19.9	6.2	222.0
Net financial	69.4	66.7	4.0	105.4	129.3	(18.5)
Depreciation, amortization and depletion	79.9	66.5	20.2	293.6	245.9	19.4
= EBITDA	240.4	206.9	16.2	802.7	455.8	76.1

As already reported, in 2007 there was an increase in depreciation costs arising from the reclassification of poultry and hog breeding stock as a fixed asset as opposed to inventory.  This procedure has increased our accumulated depreciation by R$ 95.6 million, thus contributing a 140 basis points increase in EBITDA margin against 190 basis points for the preceding year, adjusted to the same base.

SHAREHOLDERS’ EQUITY

Shareholders’ Equity amounted to R$ 3.2 billion against R$ 2.1 billion on December 31 2006, a 50.5% increase. This increase reflects the paying in of the capital increase via a share subscription in December 2007 worth R$ 900 million. The annualized return on shareholders’ equity was 15.0% for the year.

Funding – Primary Offering - At the end of 2007, Perdigão successfully concluded a primary offering with the issue of 20 million new shares at a price of R$ 45.00 per share. Ratification and paying in of funds of R$ 900 million took place on December 18 2007, priority being given to the settlement of the cash portion of the Eleva Alimentos S.A. acquisition. On January 14 2008, as a result of demand for the offering, Credit Suisse (Brasil) S.A. partially exercised the greenshoe option on an additional lot of 744,200 shares, at the same price in the amount of R$ 33.5 million, the capital stock increasing to R$2.5 billion, represented by 186,701,352 common book-entry shares.

Incorporation of Shares - On January 21 2008, the Board approved the incorporation of 54% of the shares held by the shareholders of Eleva Alimentos in Perdigão S.A., in accordance with the exchange ratio of 1.74308855 shares of Eleva for 1 share of Perdigão, in the amount of 20 million issued shares. As a result Perdigão’s, capital stock increased to R$ 3.4 billion, represented by 206.9 million common book-entry shares.

Intangible Assets – Our intangible assets constitute substantial and important competitive advantages making an important contribution to achieving our goals. Among these we would particularly highlight our institutional image, our brands, human capital, policy and management, technological and environmental processes, skills, ethics, transparency and innovation.

As part of the Company’s process of repositioning its brand name, we are running a marketing campaign directed especially to consumer perception in relation to our products and to bolstering the brand - Perdigão is the heart of Brazil – an innovative campaign that takes the consumer to a land of dreams. The Company is also running realignment campaign:  Batavo – Well with you for Batavo-branded products.

Risk Management - Perdigão adopts management practices for minimizing the risk to which it is exposed. Among the major risks are those of an operating nature: markets where the Company has its businesses, animal health controls, grains, food safety, environmental protection, internal controls and financial risks, details of which can be found in explanatory note 16 of the Financial Statements.

Shareholder Remuneration  – On August 31 2007, the Company paid out R$ 37.5 million, in interest on capital worth R$ 0.22654960 gross per share, as approved in a resolution of the Board of Directors’ meeting on June 18 2007. On

December 18 2007, the Board approved the distribution of R$ 62.7 million in interest on capital of R$ 0.33795681 gross per share, payout to begin on February 29 2008. Total shareholder remuneration in the fiscal year was R$ 100.2 million, equivalent to 31.2% of net income for the fiscal year.

STOCK MARKET

Financial trading volume was a record and totaled an average of US$ 18.6 million/day of shares negotiated on the Bovespa and the New York Stock Exchange (NYSE), a growth of 120.8%. Boosted by the announcement of acquisitions and investments and by operating performance, the fourth quarter reported above average performance with a daily financial turnover of US$ 30.3 million - a growth of 175.6%.

Since 1994, when the Company’s shareholding control was acquired by a pool of pension funds and management was put into the hands of market professionals, market capitalization has multiplied more than 32 times, standing at R$ 8.2 billion on December 31 2007, equivalent to an average annual return of 30.9%.

Perdigão’s shares and ADRs performed above the leading Bovespa and NYSE stock indices, the shares – PRGA3, recording an appreciation of 47.6% on the Bovespa during the year and 10.7% in the final quarter. The ADRs – PDA, traded on the NYSE, recorded 78.6% growth during the year, a 12.1% appreciation in the final quarter.

Annual trading volume in shares rose 26.2% and in ADRs, by 50.3%. The Company continued to be the domestic industry leader with 41.8% of the sector’s transactions on the Bovespa during the year and reaching 40.4% of total ADRs trading on the NYSE, reflected in the best liquidity reported by sector companies in the capital markets.

SOCIAL BALANCE

We created a further 5.7 thousand new jobs, thanks to further progress in our operations, a function of organic growth, with the inauguration of the Mineiros Agro-Industrial Complex, expansion in poultry and hog production and the incorporation of new businesses. We also reinforced our sales team as well as manpower in the domestic and international distribution areas. The latter initiative is designed to expand our marketing coverage in line with planned growth targets. We ended the year with 44.7 thousand employees, 14.6% more than year-end 2006.

Main Indicators	12.31.2007	12.31.2006	% Ch.
Number of Employees	44,752	39,048	14.6
Net Sales per Employee/year - R$ thousands	148.2	133.4	11.1
Productivity per Employee (tons/year)	41.4	39.7	4.3

In spite of the creation of more than five thousand new job openings and considering the gradual expansion of some of the industrial plants, we were able to report an effective gain in productivity indicators per employee. This reflects a higher growth in company production and revenues with a greater percentage of value-added products, together with further technological investments in the processes.

The concern for one of our leading intangible assets – our human capital – is constant at the Company. It involves employee well-being and health as well as contemplating a far-reaching program of training and skills-upgrading covering all levels of the corporate hierarchy. During the year, Perdigão invested R$ 128.7 million, 20.1% more, in employee benefits, training and career development.

Investments in environmental control amounted to R$ 22.4 million in the year – 9.1% less than 2006. At the Rio Verde Agro-Industrial Complex in the state of Goiás, the Company has begun a project, to be completed within 120 days, which will improve the environmental management of the unit. This will introduce greater safety measures in the way industrial operations are conducted, thus avoiding accidents.

The value-added generated totaled R$ 2.4 billion – a growth of 31.6%, the result of an improvement in sales.

The Company was one of the highlights in Editora Expressão’s Social Management Yearbook.  Perdigão is a member of a select group of companies and entities seeking sustainable development, focused on generating results for its shareholders, employees and customers, but at the same time, investing and participating in the growth of the communities where it operates, and pursuing the preservation of natural resources and the environment.

We have begun implementing the Perdigão Sustainable Hog-Farming Project. The project involves the installation of 131 biodigesters at integrated outgrowers farms in the Midwest and South of Brazil and will lead to a reduction in greenhouse gas emissions equivalent to 120 thousand tons of CO² annually.

Also worthy of note is the Perdigão Social Action, a community development solidarity chain including actions such as: medical examinations, dental treatment, vaccinations, preventive health guidance, issue and regularization of documents, musical group presentations, theatrical shows and children’s play activities, among others. The program was responsible for 50 thousand attendances during the year, its focus being on the local needs of the population at sites where the Company has its operations.

CORPORATE GOVERNANCE

Ba1 Rating - Moody’s Investors Service assigned a first time Ba1 global local currency corporate family rating to Perdigão. This classification is the best attributed to companies in this sector in the world. It takes into account the Company’s competitive global positioning as one of the largest food processors in Latin America with a strong domestic and international presence, exporting its products to more than one hundred countries. The rating agency also highlights the diversification of the businesses, reduced risks and a sustained long-term strategy, besides specifically citing the Company’s high standards of corporate governance.

Sarbox Certification - The Company was also awarded the certification for compliance with the Rules under the Sarbanes Oxley Act (302 and 404), following the implementation of internal controls. Perdigão is among a select group of Brazilian companies that are ratified for this certification, further enhancing the degree of transparency, ethics, commitment and disclosure to the capital markets.

Management - In accordance with the principles of good corporate governance, we are implementing a harmonious succession process at the Company. This is a long-term plan, involving the preparation of the Company and its professionals for this transition. We began the process in April 2007 by introducing a comprehensive revamping of Perdigão’s management, structure, the Company ceasing to be managed by areas and adopting the business unit model. In addition, the Chief Executive Officer was appointed as Chairman of the Board of Directors, to accumulate the two positions for a term of one year until the appointment of a new CEO. New members were also elected to the Board, all of them independent and renowned professionals in their field of activity.

Abrasca Seal - The Company signed up to the ABRASCA Manual for the Control and Disclosure of Material Information upon its launch on July 6 at the Bovespa. Perdigão is among the first nine companies to use the Abrasca seal on its announcements.

Awards and Highlights: Perdigão is among the 100 Top World Companies of the 2008 BCG 100 New Global Challengers, sponsored by The Boston Consulting Group. The Company was also elected by IR Global Ranking 2007 as the Best Brazilian Company and the Best Company in the Consumption and Retail Sector in Latin America in Corporate Governance. The ranking process in which 145 companies from 33 countries participated, is organized by MZ Consult, jointly with JP Morgan, KPMG and Linklaters. According to the investor perception study conducted by IR Magazine Awards — Brazil 2007 and prepared by the FGV (Getúlio Vargas Foundation), Perdigão and its IR executives are classified among the Top 10 in the following principal categories: Large Cap company - Grand Prix for the Best IR Program; Best Corporate Governance; Best Annual Report; Best IR Executive and a citation for the availability of conference call transcripts. The survey was conducted among 200 professionals from the investment community and 2,170 individual investors.

Consultancy Fees - No disbursements of consultancy fees were made to the independent auditors during the year. The engagement of these services requires prior Board approval and adheres to the rules and restrictions established by the legislation, conditional on this not undermining the independence and objectivity of our auditors.

OUTLOOK

In 2007, the Company grew, met important targets in its strategic plan, generated more employment, implemented new solutions for facilitating the daily activities of millions of consumers and contributed to the improvement in the quality of life of the communities where it runs its businesses.

Growth assumptions for 2008 contemplate the incorporation of the new businesses and acquisitions, negotiations for which have already been concluded, the continued work on plans for internationalization and the projected expansion in the strategic plan 2007-2011. Based on the current macroeconomic scenario, we are forecasting the following growth in 2008, considering the pro-forma consolidated figures for Perdigão, Eleva and Plusfood in 2007:

•                  Growth of approximately 13% in total commercialized volumes of meats and other processed products (frozen and chilled products), with a forecasted increase of about 15% to the domestic market and in the region of 10% for export volume;

•                  Increase of approximately 40% for volumes of dairy-processed products;

•                  Capital expenditures of about R$ 0.8 billion;

•                  Investments of about R$ 140 million in breeding poultry and hogs.

Based on consolidated growth at Perdigão with the incorporation of Eleva and Plusfood as from the first quarter 2008, the year-on-year outlook is for meat volumes to grow about 39% and dairy-processed products by 340%.

We believe that it is possible to capture commercial, operational and financial synergies, in addition to fiscal benefits generated from the amortization of the goodwill from the Eleva acquisition. Further synergies should arise from the beef, margarine and the European processing businesses.

The year was an unparalleled one for the development of Perdigão’s businesses. This success would not have been possible without the credibility deposited in us by our investors, present on each occasion when the Company took important decisions. All this progress stems from the determination and pertinacity always apparent in our team of nearly 45 thousand employees. We would like to thank all stakeholders - they are an integral part of our success and provide us with the support in our corporate development.

São Paulo, February 2008

Nildemar Secches

Chairman of the Board of Directors

and Chief Executive Officer

Exhibits I

PERDIGÃO S.A. PUBLIC COMPANY

CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDED

DECEMBER 31, 2007 AND 2006

(in millions of Brazilian Reais, in accordance with Corporate Law)

BALANCE SHEET

	2007	2006
ASSETS	6,543.3	4,829.3
CURRENT ASSETS	3,768.2	2,751.5
NONCURRENT ASSETS	254.3	238.7
PERMANENT	2,520.8	1,839.1
Investments	134.8	19.8
Property, Plant and Equipment	2,136.9	1,663.8
Deferred Charges	249.1	155.5
LIABILITIES AND SHAREHOLDERS' EQUITY	6,543.3	4,829.3
CURRENT LIABILITIES	1,941.3	1,251.5
LONG TERM LIABILITIES	1,376.1	1,434.0
MINORITY INTEREST	—	39.0
SHAREHOLDERS' EQUITY	3,226.0	2,104.9
Capital Stock Restated	2,500.0	1,600.0
Reserves	726.0	504.9

INCOME STATEMENT

	4Q07	4Q06	% Ch.	2007	2006	% Ch.
GROSS SALES	2,276.0	1,908.0	19.3	7,788.6	6,106.0	27.6
Domestic Sales	1,417.4	1,173.4	20.8	4,589.2	3,644.5	25.9
Exports	858.7	734.6	16.9	3,199.4	2,461.4	30.0
Sales Deductions	(353.8)	(295.2)	19.8	(1,155.2)	(896.2)	28.9
NET SALES	1,922.2	1,612.8	19.2	6,633.4	5,209.8	27.3
Cost of Sales	(1,365.9)	(1,120.3)	21.9	(4,760.1)	(3,865.7)	23.1
GROSS PROFIT	556.3	492.5	13.0	1,873.3	1,344.1	39.4
Operating Expenses	(400.4)	(354.3)	13.0	(1,369.4)	(1,152.7)	18.8
OPERATING INCOME BEFORE FINANCIAL EXPENSES	155.9	138.2	12.9	503.9	191.4	163.3
Financial Expenses, net	(69.4)	(66.7)	4.0	(105.4)	(129.3)	(18.5)
Other Operating Results	4.5	2.2	104.9	5.1	18.4	(72.2)
INCOME FROM OPERATIONS	91.1	73.7	23.6	403.7	80.5	401.4
Nonoperating Income	(9.6)	(3.1)	208.1	(19.9)	(6.2)	222.0
INCOME BEFORE TAXES	81.4	70.6	15.4	383.8	74.3	416.3
Income Tax and Social Contribution	26.6	55.8	(52.4)	(32.1)	61.6	—
Employees / Management Profit Sharing	(12.0)	(11.4)	4.7	(27.2)	(11.5)	136.2
Minority Interest	1.5	(3.2)	—	(3.2)	(7.1)	(55.3)
NET INCOME	97.6	111.7	(12.7)	321.3	117.3	174.0
EBITDA	240.4	206.9	16.2	802.7	455.8	76.1

EXHIBIT II – PROFORMA – PERDIGÃO, PLUSFOOD AND ELEVA

BALANCE SHEET

(in millions of Brazilian reais, in accordance with Corporate Law)

	2007	2006
ASSETS	7,792.3	5,777.9
CURRENT ASSETS	4,195.7	2,915.0
NONCURRENT ASSETS	455.6	416.7
PERMANENT	3,141.0	2,446.1
Investments	135.1	19.9
Property, Plant and Equipment	2,748.6	2,256.3
Deferred Charges	257.2	169.9
LIABILITIES AND SHAREHOLDERS' EQUITY	7,792.3	5,777.9
CURRENT LIABILITIES	2,598.3	1,683.2
LONG TERM LIABILITIES	1,968.0	1,894.9
MINORITY INTERES	(0.0)	94.9
SHAREHOLDERS' EQUITY	3,226.0	2,104.9

INCOME STATEMENT

	2007	2006	Var. %
GROSS SALES	10,624.9	8,268.2	28.5
Domestic Sales	6,462.3	5,163.3	25.2
Exports	4,162.6	3,105.0	34.1
Sales Deductions	(1,511.1)	(1,189.2)	27.1
NET SALES	9,113.9	7,079.0	28.7
Cost of Sales	(6,678.0)	(5,411.1)	23.4
GROSS PROFIT	2,435.8	1,667.9	46.0
Operating Expenses	(1,892.5)	(1,535.3)	23.3
OPERATING INCOME BEFORE FINANCIAL EXPENSES	543.3	132.6	309.9
Financial Expenses, net	(75.3)	(138.0)	(45.4)
Other Operating Results	(31.1)	4.1	—
INCOME FROM OPERATIONS	436.9	(1.4)	—
Nonoperating Income	(22.0)	0.9	—
INCOME BEFORE TAXES	414.9	(0.5)	—
Income Tax and Social Contribution	(62.0)	78.5	—
Employees / Management Profit Sharing	(27.2)	(11.5)	136.2
Minority Interest	(4.3)	(11.3)	(61.8)
NET INCOME	321.4	55.2	482.8
EBITDA	906.0	487.5	85.9

The unaudited pro forma financial information is presented for informational purposes only and does not purport to project our future financial conditions or results of operations as of any future date or fort any future period.

All statements contained herein with regard to the Company`s business prospects, projected results and the potential growth of its business are mere forecasts, based on local management expectations in relation to the Company`s future performance. Dependent as they are on market shifts and on overall performance of the Brazilian economy and the sector and international markets, such estimates are subject to changes.

11.01 – EXPLANATORY NOTES

1.         THE COMPANY AND ITS PRINCIPAL OPERATIONS

Founded in 1934, in the southern State of Santa Catarina, Perdigão S.A. and its subsidiaries (collectively “the Company”) is one of Brazil’s largest Companies in food sector. With focus in raising, production and slaughter of poultry, pork and beef; processing and/or sale of meats, frozen pasta, frozen vegetables, dairy products and soybean derivatives, the Company produces more than 2,500 items, including:

•                  Frozen whole chicken and chickens, pork and beef cuts;

•                  Ham products, sausages, bologna, frankfurters, salami and other somoked products;

•                  Hamburgers, steaks, breaded meat products, kibes and meatballs;

•                  Lasagnas, pizzas, vegetables, cheese breads, pies and pastries;

•                  Juices, yogurts, soy milk and soy juices;

•                  Margarine;

•                  Milk; and

•                  Soy meal and refined soy flour, as well as animal feed.

The Company operates 18 meat processing plants, 16 hatcheries, 7 feed mills, 3 dairy processing plants, a margarine processing plant; 7 milk collecting sites and one soybean processing plant; distributed in six regions of Brazil: Rio Grande do Sul, Santa Catarina, Paraná, Goiás, São Paulo and Mato Grosso.  Abroad, the company has sales offices in England, France, Japan, The Netherlands, Russia, Singapore and United Arab Emirates.

The domestic distribution network uses 24 distribution centers in 13 Brazilian states and the Federal District.  Refrigerated trucks transport the products from processing plants to the distribution centers and from the centers to customers.  The Company has 35 cross-docking points in several areas of the country that enable the Company to unload products from large refrigerated trucks onto smaller trucks for transportation to the customers.

In the export market, the Company exports products primarily through the port of Itajaí, in the State of Santa Catarina. The products are stored in refrigerated warehouses near the ports, and are shipped to the export markets through independent shipping companies.  In Europe, the Company has one owned distribution center, through the Perdix International Foods.

The Company has the brands Perdigão, Chester, Batavo and the expression Turma da Mônica (licensed).  In the export market, the Company works with the brands Perdix, Fazenda (Rússia), and Borella (Arábia Saudita).  In 2007, the Company started to work with Doriana, Delicata and Claybom and Becel brands, (Becel through a joint venture).

In April 2006, the Company joined the “New Market” Special Corporate Governance segment (Novo Mercado) of the São Paulo Stock Exchange (Bolsa de Valores de São Paulo - Bovespa) and has its common shares traded on this stock exchange and on the New York Stock Exchange, in the form of Level III American Depositary Receipts (ADR’s).

a)         Subsidiaries and Participation as of December 31, 2007:

Note: the Companies with no indication of percentage of participation are, directly or indirectly, wholly-owned subsidiaries of Perdigão S.A.

b)         Batávia acquisition:

In November 28, 2007, the Company acquired the remaining 49% interest in Batávia S.A. – Indústria de Alimentos (“Batávia”) for R$155,081 (including additional acquisition cost of R$81), from Cooperativa Central Agromilk, Cooperativa Agropecuária Castrolanda, Batavo Cooperativa Agroindustrial and Capal Cooperativa Agroindustrial, collectively “minority shareholders”, who exercised the sell option under the terms of the initial agreement.  This transaction generated goodwill of R$112,889 and Batávia became the wholly-owned Company subsidiary since that date. Batávia’s results of operations are already consolidated in the Company’s financial statements, with the now-acquired minority interest having been recorded separately, since June 2006.

On May 26, 2006, the Company acquired from Parmalat Brasil S.A. Indústria de Alimentos (“Parmalat”) 51% of the representative shares of the capital stock of Batávia S.A. – Indústria de Alimentos (“Batávia”) and machinery and equipment which were loaned to Batávia, for R$113,373 (net of cash acquired of R$2,579) and including additional acquisition costs of R$1,252, generating goodwill of R$75,490.

The cost of acquisition is comprised as follows:

	11.28.07	05.26.06	Total
Amount paid	155,000	112,121	267,121
Acquisition costs	81	1,252	1,333
Cash acquired	—	2,579	2,579
Acquisition cost	155,081	115,952	271,033

The Company recorded these acquisitions based on the net book value of assets and liabilities at the dates of acquisitions, and determined the goodwill in two steps, as follows:

	11.28.07	05.26.06
Assets and liabilities, net	86,107	79,337
Interest acquired	49%	51%
Net assets acquired	42,192	40,462
Acquisition cost	155,081	115,952
Goodwill	112,889	75,490

The acquisition of the remaining interest in Batávia was already part of the growing strategy of the Company.

c)                  Eleva acquisition

On October 30, 2007, the Company signed a Share Purchase and Other Covenants Agreement (“Share Purchase Agreement”) to acquire Eleva Alimentos S.A. (“Eleva”).  (See note 25).

d)                  Unilever acquisition (margarine division)

On August 1, 2007, the Company acquired, for R$74,828, the margarine business of Unilever, including 100% of the quotas of AVA Comércio e Representações Ltda. (“AVA”), a wholly owned subsidiary of the Unilever Brasil Group, and the brand Doriana from Unilever NV.   The net assets acquired amounted to R$9,004, generating goodwill of R$65,824.

On August 1, 2007, AVA was merged into Perdigão Agroindustrial and the goodwill was reclassified to deferred charges.

The deal with Unilever also involved the creation of a joint venture that will be responsible for managing the Becel and Becel ProActiv brands from December 2007.

e)                     Paraíso Agroindustrial acquisition

On July 31, 2007, the Company acquired, for R$28,710, including additional acquisition costs, 100% of the shares of Paraíso Agroindustrial S.A., located in Jataí, State of Goiás, with net assets of R$6,376, generating goodwill of R$22,334.  On August 1, 2007 Paraíso was merged into Perdigão Agroindustrial S.A. and the goodwill was reclassified to deferred charges.

f)                       Beef plant acquisition

On June 19, 2007, the Company announced the conclusion of negotiations to acquire assets of a beef plant in the municipality of Mirassol D´Oeste in the State of Mato Grosso, for approximately R$110,000.  The Company has already paid R$88,500 and is in the process of expanding the plants slaughtering capacity.

g)                    Plusfood acquisition

On May 22, 2007, Perdigão S.A. announced an offer made to the Dutch holding company Cebeco Groep B.V. for the acquisition of Plusfood Groep BV for approximately R$81,390 (EUR31,200), including net debt (see note 25).

h)                    Other acquisitions

(i) On March 30, 2007, the Company acquired, for R$357, 100% of the quotas of Sino dos Alpes Alimentos Ltda. (“Sino dos Alpes”), located in the city of Bom Retiro do Sul, State of Rio Grande do Sul, which operates in the frozen poultry and pork meats business, also assuming liabilities of R$5,044 (corresponding to the amount of the negative shareholders’ equity of that Company as of the acquisition date).  In September 2007, the Company finalized the process of adapting the accounting practices of Sino dos Alpes Alimentos Ltda. to the accounting practices of the Company and adjusted the goodwill to R$5,401, the amortization of which began in October 2007.

(ii) On December 1, 2005, the Company acquired, for R$2,080, 100% of the quotas of Incubatório Paraíso Ltda., located at Jataí, State of Goiás, with net assets acquired of R$491, generating goodwill of R$1,589, justified by expectations of future profitability.  On July 7, 2006, this Company was incorporated by Perdigão Agroindustrial S.A. and the goodwill was reclassified to deferred charges.

iii) On June 20, 2005, the Company acquired, for R$5,850, 100% of quotas of Mary Loize Indústria de Alimentos Ltda. and Mary Loize Indústria e Comércio de Rações Ltda., both renamed Perdigão Mato Grosso Ltda. (“Perdigão Mato Grosso”), with their head office located in Nova Mutum in the State of Mato Grosso, assuming net liabilities of R$ 7,881 and generating goodwill of R$13,731.

i)                       Agroindustrial Complex – Bom Conselho-Permambuco

On September 17, 2007, the Company signed a protocol of intention with the government of the State of Pernambuco and the municipal government of Bom Conselho on the establishment of an agroindustrial complex in that municipality, located 287 kilometers from Recife. Two plants will be constructed in an area of 100 hectares, one for Batávia for processing dairy products and the other for Perdigão for the processing of meat products, along with a distribution center.

j)                       Mergers

At the Extraordinary Shareholders’ Meeting held on April 30, 2007 the following topics were approved: a) merger of the wholly-owned subsidiary PRGA Participações Ltda. into Perdigão Agroindustrial S.A.; and b) a capital increase of Crossban Holding GMBH by Perdigão Agroindustrial S.A. through its investments on the wholly-owned subsidiaries Perdigão UK Ltd. and Perdigão Holland B.V.  The purpose of these transactions was the simplification of the corporate structure of Perdigão S.A. and its subsidiaries.

2.         PRESENTATION OF THE FINANCIAL STATEMENTS

The Company’s financial statements as of and for the years ended December 31, 2007 and 2006, which are presented in thousands of reais, were prepared in accordance with accounting practices adopted in Brazil, or Brazilian GAAP, which is based on the Brazilian Corporate Law (Law 6.404/76, as amended), on the rules and regulations issued by the Brazilian Securities Commission (CVM) and on the accounting standards issued by IBRACON (Brazilian Institute of Independent Auditors).

In order to provide additional information, the Company has presented, as supplementary disclosures, the statements of cash flows and of value added (Notes 22 and 23).

The statements of cash flows were prepared in compliance with the Accounting Norms and Procedures — NPC 20 issued by IBRACON.

The statements of added value were prepared in compliance with the Brazilian Accounting Standards (NBCT) 3.7, approved by Resolution 1010/2005 issued by the Federal Accounting Council (CFC).  This statement presents the added value generated by the Company and its distribution to employees, the government, third-party capital and shareholders’ remuneration.

3.         SUMMARY OF MAIN ACCOUNTING PRACTICES

a)              Consolidation: includes the Company’s financial statements and the financial statements of the directly and indirectly controlled subsidiaries. All intercompany transactions were eliminated upon consolidation, including the unrealized profits due to the transactions between Companies and including the eliminations of their charges and taxes. The minority interest of asubsidiary is separately presented in the balance sheet.

b)             Cash and Cash equivalents: include cash balance, bank accounts and highly liquid temporary cash investments with original maturities of less than 90 days (Note 4).

c)              Short-term investments: includes public and private fixed income securities that are stated at cost, plus income earned which does not exceed their market value (Note 5). The market value is discussed in Note 16 ‘e’.

d)             Trade Accounts Receivable: stated net of allowance for doubtful accounts. The allowance for doubtful accounts for domestic customers is calculated based on risk analysis, which considers the estimated realization and take into consideration the historical losses of trade accounts receivable. For foreign customers, the analysis is performed on an individual customer basis. The Company has a policy in place for credit limits and, generally, does not ask for collateral from its customers. In the event of default, efforts at collection are made, including direct contact with customers and the use of outside collection agencies. If these efforts are not successful, legal action is considered, the accounts are reclassified to non-current accounts receivable and an allowance for doubtful accounts is recorded (Note 6).

e)              Inventories: stated at average acquisition or formation costs, not exceeding market or realizable value. Provision for obsolescence, for market value adjustments, for deterioration and slow moving, are made when applicable. (Note 7)

f)                Taxes and contributions on income: in Brazil these are the corporate income tax (IRPJ) and the social contribution on net income (CSLL), which are calculated based on taxable income in accordance with legislation and tax rates in effect. Results from subsidiaries abroad are subject to taxation in their respective countries, according to local tax rates and regulations (Note 9).

Deferred taxes are represented by the income tax loss carry forwards and negative base of social contribution (CSLL), as well as the impacts of temporary differences between tax and accounting bases. Deferred income tax and social contribution assets and liabilities were recorded in current or non-current assets or liabilities according to their expected realization periods. When it is more likely than not that deferred tax assets will not be utilized in the future, a valuation allowance is recorded.

g)             Investments: the investments in foreign or domestic Companies are accounted for under the equity method.  Goodwill is also recorded within investments. The other investments are stated at acquisition cost and reduced to market value, when applicable (Note 10).

h)             Goodwill from acquisitions: the goodwill recorded represents the difference between the amount paid and the investment carrying amount at the acquisition date. The goodwill calculated on the acquisition of investments in subsidiaries was based on the expectation of future earnings and are amortized over a period of 5 years, when the recovery of the investment is expected.  The goodwill generated by assets appreciation is amortized according to their realization. Goodwill is classified under “Investments”, except goodwill relating to the acquisition of companies that have already been merged into the Company. Which is classified as “Deferred Charges” (Note 10 ‘b’).

The goodwill has its recoverability evaluated annually through the use of the discounted cash flow method (common market practice).  The  recoverability of the goodwill was evaluated for the year ended December 31, 2007 and no provision for losses was identified.

i)                 Property, Plant and Equipment: stated at cost of acquisition or construction, monetarily restated up to December 31, 1995, and further adjusted by revaluation (last occurred in 1990), based on evaluation reports issued by independent appraisers, less accumulated depreciation. In accordance with CVM Deliberation 193/1996 and CVM Release 01/2007, the Company has capitalized interest incurred in financing the construction of certain fixed assets. Depreciation is calculated using the straight-line method, based on weighted average rates and depletion based on utilization, and charged to the results (Note 11).

Breeding stock is recorded as fixed assets and during the formation period of approximately six months, the costs of labor, feed and medication are allocated thereto.  After the formation period, the breeding stock is depreciated during the breeding cycle, based on the estimated number of eggs and offspring, over a period of fifteen months for poultry and thirty months for hogs.

j)                 Deferred charges: consist mainly of costs incurred during development, construction and implementation of projects that will benefit the results of the Company in future years. Deferred charges are amortized over the estimated period during which these projects contribute to the Company’s results (Note 12).

k)              Provisions for contingencies: a provision is recognized when, based on the opinion of management its internal and external legal advisors, it is determined that losses on a judicial or administrative lawsuit are probable, can be reasonably estimated and it is probable that an outflow of cash will be required to settle the obligation (Note 14 ‘a’).

l)                 Derivative Financial Instruments: measured using the accrual method of accounting.  Unrealized gains/losses are classified as loans (current or non-current) at each balance sheet date (Notes 13). Unrealized and realized gains and losses on such financial instruments are recognized as financial income/expenses, and the market value of these derivatives is disclosed in Note 16 ‘e’.

m)           Determination of income: income and expenses are recognized based on the accrual method of accounting.

n)             Revenue Recognition: the Company recognizes revenues when ownership and risks related to the products is transferred to the customer, the sales price is fixed and determinable, when evidence of the sales transaction exists and when collectibility is reasonably assured.  Revenue is not recognized if there are significant uncertainties as to its realization.

o)             Profit Sharing of Management and Employees: employees are entitled to profit sharing when certain goals established annually are achieved, and management is entitled to profit sharing based on statutory provisions and approval of the Board of Directors.  The amount is accrued in the period in which the goal is achieved (Note 20).

p)             Shipping and handling costs: costs incurred related to goods not yet sold are recognized as prepaid expenses and appropriated as selling expenses upon the actual delivery of the goods to the customer, and the recognition of revenue in the results. The shipping and handling costs amounted to R$796,817 (R$664,526 in 2006).

q)             Advertising and sales promotion costs: the advertising and sales promotion costs are recognized when incurred and amounted to R$112,905 (R$77,191 in 2006).

r)                Research and development (R&D): consists mainly of internal research and development of new products recognized when incurred on financial statements. The total amount of R&D expenses was R$10,661  (R$7,204 in 2006).

s)              Earnings per share: calculated based on shares outstanding at the balance sheet date.

t)                Interest on shareholders’ equity: interest on shareholders’ equity received and or paid/accrued are recorded as financial income and expense, respectively. For presentation of the financial statements considering that interest on shareholders’ equity are in essence dividends, it was reclassified to investments and retained earnings respectively in order not to have an impact on income, except for the tax benefits recognized in the income tax and social contribution. The interest on shareholders’ equity paid/accrued is calculated in accordance with the limits established in Law No. 9249/98which are based on the application of the long term interest rate – TJLP – on the shareholders’ equity and is paid in replacement of or in addition to the proposed distribution of dividends determined based on the Company’s bylaws.

u)             Environmental costs: costs related to compliance with environmental regulations are considered as cost of production or capitalized when incurred.  Based on management’s analysis, provision for environmental costs recorded as of December 31, 2007 is sufficient to cover these costs.

v)             Subsidies and tax incentives: the Company has ICMS subsidies for investments granted by the Santa Catarina, Goiás, Pernambuco and Mato Grosso state governments.  These tax incentives are related to construction of facilities, employment and social and economic development in these states.  These tax incentives are recorded directly as capital reserves in the companies that receive the benefits.  For consolidation purposes, such incentives are classified as other operating income.

w)           Translation of Foreign Currency: assets and liabilities of foreign subsidiaries are translated into Reais based on the exchange rate used on the closing date of the balance sheets, and all income statements accounts are translated based on the average monthly rates. The gains or losses resulting from this translation are accounted for in financial income (Note 17).

The Real exchange rates to the currencies described below on the closing date of the balance sheets were as follows:

	December 31,
Final rates	2007	2006
US$ Dollar	1.7713	2.1380
Euro (€)	2.6086	2.8202
Pound (£)	3.5610	4.1854

	December 31,
Average rates	2007	2006
US$ Dollar	1.7860	2.1499
Euro (€)	2.6021	2.8385
Pound (£)	3.6034	4.2189

x)               Use of Estimates: when preparing the financial statements in accordance with accounting practices adopted in Brazil, the Company makes certain estimates and assumptions that affect the reported amounts of assets and liabilities shown in the balance sheet, and the reported amounts of revenues, costs and expenses for the years presented. Although these estimates were based on management’s assessment using the best available information, actual results could differ from those estimates.  The Company reviews the assumptions used in the accounting estimates at least annually.

y)             Reclassifications: in order to improve presentation of its financial statements and better reflect the classification of its operational assets, the Company reclassified the breeding stock on January 1, 2007 from inventories to property, plant and equipment.  For comparison purposes, we present below the impacts of this reclassification as of and for the year ended December 31, 2006:

	From	To	2006
Balance sheet	Inventories	Property, plant and equipment	93,487
Statements of cash flow	Inventories – Operating activities	Depreciation, amortization and depletion – Operating activities	99,777
Statements of cash flow	Inventories – Operating activities	Additions to property, plant and equipment – Investing activities	(105,904)
Statements of changes in financial position	Changes in working capital – at the beginning of the year	Depreciation, amortization and depletion – Operating resources	99,777
Statements of changes in financial position	Changes in working capital – at the beginning of the year	Property, plant and equipment - Applications	(105,904)

4.         CASH AND EQUIVALENTS

	Parent Company		Consolidated
	2007	2006	2007	2006
Local currency:
Cash and banks	594,011	67	669,352	118,670
Highly liquid investments	52,533	—	119,304	54,985
	646,544	67	788,656	173,655
Foreign currency (*):
Cash and banks	—	—	70,321	23,134
Highly liquid investments	—	—	249,051	139,776
	—	—	319,372	162,910
	646,544	67	1,108,028	336,565

(*) Principally U.S. dollars

The highly liquid investments refer to Certificates of Bank Deposits (“CDB”) and are remunerated at a rate between 100% and 101% of the Certificates of Interbank Deposits (“CDI”) fluctuation.

5.         SHORT AND LONG TERM INVESTMENTS

		WATM	Parent Company		Consolidated
	Due date	(*)	2007	2006	2007	2006
Bank Deposit Certificates – CDB	From September 2008 to December 2010	2.2	591,806	491,327	663,931	782,963
Brazilian Treasury Notes	From June to October 2009	1.8	—	—	64,989	81,013
			591,806	491,327	728,920	863,976

Current			591,806	491,327	665,628	783,930
Non-current			—	—	63,292	80,046

(*) Weighted average term maturity (years).

Certificates of Bank Deposits (“CDB”) are denominated in Reais and bear interest at a rate between 100% and 101% of the Certificates of Interbank Deposits (“CDI”) fluctuation.

Brazilian Treasury Securities are denominated in U.S. dollars. They bear interest at a weighted average prefixed and post fixed interest.

Notes to Financial Statement

6.         TRADE ACCOUNTS RECEIVABLE - CONSOLIDATED

	2007	2006
Current
Domestic trade accounts receivable	485,137	403,520
Foreign trade accounts receivable	325,695	303,327
(-) Allowance for doubtful accounts	(6,894)	(5,263)
	803,938	701,584

Non-current
Domestic trade accounts receivable	28,284	22,237
Foreign trade accounts receivable	2,158	2,605
(-) Allowance for doubtful accounts	(18,616)	(13,415)
	11,826	11,427

The changes in the allowance for doubtful accounts are as follows:

	2007	2006
Balance at beginning of year	18,678	15,117
Provision	11,321	6,314
Increase (Companies acquired)	415	1,077
Write-offs	(4,904)	(3,830)
Balance at end of year	25,510	18,678

The aging list of the accounts receivable is as follows:

	2007	2006
Amounts receivable:	743,046	644,907
Overdue:
Between 01 and 60 days	65,051	52,914
Between 61 and 120 days	551	8,855
Between 121 and 180 days	502	209
Between 181 and 360 days	1,417	196
Over 360 days	30,707	24,608
(-) Allowance for doubtful accounts	(25,510)	(18,678)
	815,764	713,011

See accompanying notes to the financial statements.

7.         INVENTORIES – CONSOLIDATED

	2007	2006
Finished goods	277,887	231,368
Goods-in-process	31,942	25,487
Raw materials	109,057	57,385
Livestock (poultry, turkey and hogs) for slaughter	294,503	216,166
Secondary material and packing	131,630	102,641
Advances to suppliers and imports in transit	20,128	10,120
	865,147	643,167

The increase of 34.5% in the inventories is due principally to margarine products, due to the beginning of the Company’s operations in this business; raw materials, basically corn to be used in the animal meal production; and, poultry and pork in the formation period designated to the slaughtering, besides the organic growth of the Company during 2007.

8.         RECOVERABLE TAXES

	Parent Company		Consolidated
	2007	2006	2007	2006
State ICMS (VAT)	—	—	82,035	72,150
Income tax	34,849	27,302	63,193	99,594
PIS/COFINS (Federal Taxes to Fund Social Programs)	—	—	21,549	3,411
Import Duty	—	—	33,277	1,162
IPI (Federal VAT)	—	—	7,167	6,741
Others	—	—	685	2,016
	34,849	27,302	207,906	185,074

Current	34,849	18,520	174,402	146,907
Non-current	—	8,782	33,504	38,167

ICMS – Tax on the Circulation of Goods and Services (State VAT): credits are generated by exports and by investments in property, plant and equipment. The Company accumulates tax credits which are offset against tax debts generated by the sales in the domestic market or are transferred to third parties.

Withholding Income Tax and Social Contribution: corresponds to withholding tax on investments and on interest on shareholders’ equity received by the parent company, which are offset against federal taxes payable.

9.   INCOME TAX AND SOCIAL CONTRIBUTION

a)         Income Tax and Social Contribution on Net Income:

	Parent Company		Consolidated
	2007	2006	2007	2006
Profit before taxes and participations	334,978	106,394	383,762	74,325
Nominal tax rate	34%	34%	34%	34%
Tax expense at nominal rate	(113,893)	(36,174)	(130,479)	(25,271)
Adjustment of taxes and contributions on:
Statutory profit sharing	—	—	8,606	3,519
Interest on shareholders’ equity	2,959	—	34,068	11,520
Equity pick-up	101,653	44,343	(28,563)	(8,058)
Difference of tax rates on foreign earnings from subsidiaries abroad	—	—	48,074	33,138
Tax incentives	—	—	9,229	7,280
Summer Plan (Plano Verão)	—	—	81	33,361
Reversal of valuation allowances on income tax and social contribution	—	—	26,139	1,762
Other adjustments	(88)	(90)	765	4,308
Actual tax benefit (expense)	(9,369)	8,079	(32,080)	61,559

Current income taxes	(6,516)	—	(46,305)	26,416
Deferred income taxes	(2,853)	8,079	14,225	35,143

The composition of the taxable income and the taxes from the subsidiaries abroad is as follows:

	2007	2006
Taxable income from foreign subsidiaries	164,568	113,655
Current income taxes of subsidiaries abroad	(2,386)	158
Deferred income taxes of subsidiaries abroad	(5,493)	(5,663)

b) Deferred Income Tax and Social Contribution are as follows:

	Parent Company		Consolidated
	2007	2006	2007	2006
Tax losses carry forwards (IRPJ)	4,601	6,662	39,658	55,556
Negative calculation bases (CSLL)	1,690	2,422	13,607	11,274
Temporary differences:
Provisions for contingencies	—	—	45,521	36,974
Earnings generated on the subsidiaries abroad	—	—	(29,388)	(23,895)
Taxes whose payments are suspended	25	—	11,223	9,737
Unrealized loss on derivatives	—	—	2,412	3,480
Other temporary differences	176	261	1	1,822
Valuation allowance for taxes recorded by the subsidiary Batávia	—	—	—	(26,139)
	6,492	9,345	83,034	68,809

Current asset	6,467	9,320	35,335	44,177
Non-current assets	25	25	77,870	49,476
Non-current liabilities	—	—	30,171	24,844

In Brazil, tax returns are subject to review by tax authorities for a period of five years as from the date the tax return. The Company could be subject to additional taxes, fines and interest as a result of these reviews. The results of Crossban Holdings GMBH and other foreign subsidiaries abroad are subject to local taxes according to local tax rates and rules.

The Company’s management expects that deferred tax assets, recorded on tax losses and negative basis of social contribution, should be realized as shown below:

Year	Value
2008	34,551
2009	18,714
53,265

Tax assets related to provisions for contingencies will be realized as the lawsuits are resolved and there are no estimates for the expected time of realization; thus, they are classified as non-current.

The subsidiary Batávia has tax losses, negative basis of social contribution and some temporary differences referred to non-deductible provisions.  Batávia had recorded a valuation allowance of R$26,139 referring to deferred tax assets relating to tax losses accumulated up to  2004.  Due to the finalization of the organizational restructuring process and due to the expectation of future taxable income, Batávia entirely reversed this provision in 2007.

10.    INVESTMENTS

a)         Investments in subsidiaries – Parent Company

					Total
	Perdigão Agroindus- trial S.A.	PSA Participa- ções Ltda	PDF Participa- ções Ltda	Perdigão Export Ltd.	2007	2006
Paid in capital	1,214,500	—	—	18	—	—
Net income (loss) for the year	272,046	(2,097)	—	—	—	—
Shareholders’ equity of the subsidiary	1,939,451	(2,097)	—	—	—	—
Shares owned by Perdigão S.A.	1,939,451	(210)	—	—	1,939,241	1,297,259
Investment before the application of the equity method	1,297,259	—	—	—	1,297,259	1,199,541
Capital increase	434,500	—	—	—	434,500	—
Interest on shareholders’ equity	(91,498)	—	—	—	(91,498)	(32,703)
Equity pick-up	299,190	(210)	—	—	298,910	130,421
Subventions and tax incentives – See note 3 v	27,145	—	—	—	27,145	21,412
Equity pick-up	272,045	(210)	—	—	271,835	109,009

b)         Investments are as follows:

	Parent Company		Consolidated
	2007	2006	2007	2006
Investments in direct subsidiaries	1,939,241	1,297,259	—	—
Advance for future capital increase	69,238	300,000	—	—
Goodwill on the acquisition of investments (*)	—	—	133,737	18,793
Other investments	8	8	1,020	1,020
	2,008,487	1,597,267	134,757	19,813

(*) Refers to the goodwill from the acquisition of 49% of Batávia (Note 1b), Sino dos Alpes (Note 1 h-i) in 2007 and of Perdigão Mato Grosso in 2005 (Note 1 h-iii).

11.          PROPERTY, PLANT AND EQUIPMENT – CONSOLIDATED

Consolidated as of December 31, 2007:

	Annual weighted average deprec. rate (%)		Costs value	Depreciation	Residual Value
Buildings and improvements	4		1,016,209	(242,530)	773,679
Machinery and equipment	11		1,399,712	(534,439)	865,273
Electric and hydraulic installations	10		123,459	(43,155)	80,304
Forests and reforestations	3		48,958	(11,948)	37,010
Other	12		39,615	(17,000)	22,615
Land	—		121,501	—	121,501
Breeding stock	(*	)	138,045	(28,573)	109,472
Construction in progress	—		110,955	—	110,955
Advances to suppliers	—		16,109	—	16,109
			3,014,563	(877,645)	2,136,918

(*) Depreciated based on the poultry breeding cycle (15 months) and hog breeding cycle (30 months).

Consolidated as of December 31, 2006:

	Annual weighted average deprec. rate (%)		Costs value	Depreciation	Residual Value
Buildings and improvements	4		762,381	(209,538)	552,843
Machinery and equipment	10		992,286	(453,393)	538,893
Electric and hydraulic installations	10		84,943	(32,964)	51,979
Forests and reforestations	4		36,202	(9,492)	26,710
Other	12		36,435	(17,736)	18,699
Land	—		94,938	—	94,938
Breeding stock	(*	)	93,487	—	93,487
Construction in progress	—		253,632	—	253,632
Advances to suppliers	—		32,648	—	32,648
			2,386,952	(723,123)	1,663,829

(*) Depreciated based on the poultry breeding cycle (15 months) and hog breeding cycle (30 months).

At December 31, the changes in the cost of property, plant and equipment consisted of:

	Balance as of December 31, 2006	Additions	Business acquisition	Write-off	Transfer	Balance as of December 31, 2007
Buildings and improvements	762,381	50,295	1,336	(1,581)	203,779	1,016,209
Machinery and equipment	992,286	67,550	2,352	(34,931)	372,455	1,399,712
Electric and hydraulic installations	84,943	230	—	(18)	38,305	123,459
Forests and reforestations	36,202	126	—	—	12,630	48,958
Other	36,435	2,554	94	(2,921)	3,448	39,615
Land	94,938	1,050	88	(430)	25,855	121,501
Breeding stock	93,487	126,102	—	(81,544)	—	138,045
Construction in progress (*)	253,632	512,032	7,114	—	(661,820)	110,955
Advances to suppliers	32,648	(16,765)	—	—	226	16,109
Elimination of intercompany transactions	—	(2,834)	—	2,834	—	—
	2,386,952	740,340	10,984	(118,591)	(5,122)	3,014,563

(*) Refers, basically, to: (i) construction site for the expansion of Perdigão Mato Grosso facility, located in Nova Mutum, to increase the production capacity in this facility; started in August, 2007; and (ii) expenses related to construction of the new agroindustrial complex in Mineiros, State of Goiás, especially developed for poultry production.  The complex was inaugurated on March, 2007, and is still in the process of expanding the plants capacity.

During 2007, the Company capitalized interest of R$18,066 (R$15,032 in 2006) related to constructions in progress. The interest is capitalized until the transfer from construction in progress to operating fixed assets, when the depreciation starts.

12.                               DEFERRED CHARGES – CONSOLIDATED

Consolidated as of December 31, 2007:

	Annual weighted average amort, rate (%)	Cost Value	Amortization	Net Value
Preoperating expenses (*)	18	91,725	(33,677)	58,048
Software development	22	38,847	(11,021)	27,826
Reorganization expenses	24	47,619	(20,205)	27,414
Goodwill on business acquisition (**)	20	156,403	(20,581)	135,822
		334,594	(85,484)	249,110

(*) Refers substantially to the projects related to the Rio Verde and Mineiros plants.

(**) Refers to the goodwill from the acquisitions, followed by mergers into Perdigão Agroindustrial S.A., of the margarine business from Unilever (Note 1d) and Paraíso Agroindustrial S.A. (Note 1e) that occurred in 2007.  It also refers to the goodwill from the acquisition of Batávia in 2006 (Note 1b) and to the goodwill from the acquisition of Incubatório Paraíso (Note 1 h-ii), incorporated company, based on future profitability of the acquired Companies.

Consolidated as of December 31, 2006:

	Annual weighted average amort, rate (%)	Cost Value	Amortization	Net Value
Preoperating expenses	18	67,730	(27,993)	39,737
Software development	22	31,051	(18,162)	12,889
Reorganization expenses	24	50,412	(13,228)	37,184
Goodwill on business acquisition	20	87,132	(21,419)	65,713
		236,325	(80,802)	155,523

13.                               CURRENT AND NON-CURRENT DEBT - CONSOLIDATED

Funding line	Charges (% a,a,)	Weighted average rate (a.a.)	Weighted average term maturity (years)	Current	Non- current	2007	2006
Local currency (R$):
Rural credit (*)	7,37% (8,75% on 12,31,06)	7,37% (8,75% on 12,31,06)	0,4	135,153	—	135,153	136,989

FINEM - BNDES	TJLP + 2,55% (TJLP + 2,36% on 12,31,06)	8,8% (9,21% on 12,31,06)	3,3	30,555	155,943	186,498	173,886

Debentures - BNDES	TJLP + 6,00%(TJLP + 6,00% on 12,31,06)	12,25% (12,85% on 12,31,06)	1,7	4,190	6,215	10,405	26,445

Tax incentives and other	(TJLP / TAXA FIXA / IGPM / TR) + 5,83%	7,92% (4,44% on 12,31,06)	4,7	67,735	220,270	288,003	165,475

Total local currency				237,633	382,428	620,065	502,795

(*) Loan guaranteed by the Company,

Funding line	Charges (% a,a,)	Weighted average rate (a.a.)	Weighted average term maturity (years)	Current	Non-current	2007	2006
Froeign currency:
Advances on export contracts - ACC’s e ACE’s (US$)	5,17% + e,v, (US$) (5,40% + e,v, (US$) on 12,31,06)	5,17% + e,v, (US$) (5,40% + e,v, (US$) on 12,31,06)	0,3	494,936	—	494,936	246,707

Linhas de crédito comerciais (US$)	LIBOR + 1,10% (LIBOR + 1,49% on 12,31,06) + e,v, (US$	5,70% (6,86% on 31,12,06) + e,v, (US$)	4,3	12,568	456,995	469,563	418,352

Trade related facilities (US$)	LIBOR + 0,91% (LIBOR +1,50% on 12,31,06) + e,v, (US$)	5,50% (6,87% on 12,31,06) + e,v, (US$)	2,5	293,644	353,276	646,920	628,495

FINEM - BNDES (US$ and other currencies)	UMBNDES + 2,71% (UMBNDES + 2,86% on 12,31,06) + e,v, (US$and other currencie)s	9,17% (8,91% on 12,31,06) + e,v, (US$and other currencies)	3,0	5,920	21,370	27,290	27,465

Net SWAP balance (see note 17 c)	%CDI vs e,v, (US$and other currencies)	%CDI vs e,v, (US$and other currencies)	0,3	7,089	—	7,089	10,238

Total foreign currency				814,157	831,641	1,645,798	1,331,257

Total debt				1,051,794	1,214,068	2,265,863	1,834,052

Rural credit financing: the subsidiary Perdigão Agroindustrial S.A. is party to short-term rural credit loans with several commercial banks, principally Banco Itaú S.A., under a Brazilian federal government program that offers an incentive to investments in rural activities, with maturity date up to September 2008, with liquidation of principal and interests in one payment at the end of the contract. The proceeds from these loans are used for working capital.

Banco Nacional de Desenvolvimento Econômico e Social (BNDES) Facilities:  the subsidiary Perdigão Agroindustrial S,A, had a number of outstanding obligations with BNDES, including long term loans and debentures. The net proceeds from these loans were used to finance purchases of machinery and equipment and construction, improvement or expansion of our production facilities. Principal and interest on the loans are payable monthly, with final maturity dates from September 2008 through July 2013, and are secured by equipment, facilities and mortgages of Perdigão Agroindustrial S,A,’s buildings. The amounts of this debt in non-current are linked to the UMBNDES basket of currencies, which are the currencies in which BNDES borrows, and bear interest at the UMBNDES rate, which reflects the daily exchange rate fluctuations in the currencies in that basket.

Debêntures: the debentures are denominated in reais and bear interest at the quarterly TJLP rate plus 6,00%. Between June 30, 1998 and November 21, 2000, the Company issued 81,950 fully paid-up simple debentures to the BNDES at the nominal unit value of R$1, with redemption period from June 15, 2001 to June 15, 2010; as of December 31, 2007, 73,609 debentures had been redeemed, The debentures are payable every six months, with maturity dates from December 2008 to June 2010.

Tax incentives and others: refer, principally, to credit facilities offered under state tax incentive programs (ICMS) to promote technologic research and to finance exports machinery, equipment and construction, improvement or expansion of production facilities. They have several maturity dates up to 2043 and do not have collateral.

Advance on export contracts (ACC and ACE): these advances are liabilities to commercial banks, principally Banco do Brasil S.A., with maturity dates up to December 2008 which principal are payable through the exports of products, in accordance with the shipments, and which interest is cash paid at the exchange settlement dates and guaranteed by the exported products. After the Company delivers the export documents to the funding banks, these liabilities are denominated “ACE’s” and are recorded as paid only when the foreign customer has made full payment. Central Bank regulations allow companies to obtain short-term financing under ACCs due within 360 days from the scheduled shipment date of export goods or short-term financing under ACEs due within 180 days from the actual shipment date of export goods, in each case from Brazilian banks, but denominated in U.S. dollars.

Trade-related facilities: the subsidiary Perdigão International Ltd, had several trade-related facilities denominated in U.S. dollars, with maturity dates varying from December 2008 to December 2012 with principal payable in one payment at the end of the contract and interests payable quarterly and annualy, principally with Banco Santander S.A. Perdigão International’s trade-related facilities bear interest at LIBOR plus a margin, with a spread which totalize an average margin of 5,70% per year at December 31, 2007, The facilities are guaranteed by collaterals, Perdigão International Ltd, uses the net proceeds to import products and for other working capital needs.

Pre-export facilities: the subsidiary Perdigão Agroindustrial S.A. had several pre-export facilities with several commercial banks, denominated in U,S, dollars, and maturities from January 2008 to September 2013, Perdigão Agroindustrial’s pre-export facilities bear interest at three and six month LIBOR plus a margin, with an average interest rate of 6,0% per year at September 30, 2007, with principal payable in one payment at the end of the contract and interest payable in accordance with the Libor period, payable in arrears or in some instances at maturity. Under each of these facilities, Perdigão Agroindustrial receives a loan from one or more lenders secured by the accounts receivable relating to exports of products to specific customers. The exported products guarantee the facilities.

The maturity schedule is as follow:

2008 (current)	1,051,794
2009	303,159
2010	184,759
2011	82,532
2012	494,037
2013 to 2043	149,582
2,265,863

a) Guarantees:

	2007	2006
Total Debt	2,265,863	1,834,052
Mortgages guarantees:	260,488	254,709
BNDES – related to FINEM - BNDES	213,220	192,365
FINEP – related to tax incentives and other	42,886	57,040
Banco do Brasil – related to tax incentives and other	4,382	5,304
Collateral of real state guarantees:	212	1,972
Banco Safra – related to tax incentives and other	—	1,018
HP Financial – related to FINEM - BNDES	150	419
Others – related to tax incentives and other	62	535

b) Covenants:

The Company has some export prepayment loans agreements in foreign currency that have financial covenants that are usually required, and if they are not in compliance, the maturity dates of these loans can be antecipated.  On December 31, 2007, the Company was in compliance with all such covenants.

Financial Institution	Restrictive covenants	Principal amount
ABN AMRO Real S,A,	Net debt to shareholders’ equity ratio less than 1,5 and net debt to EBITDA ratio less than 3,5	88,565

Itaú S,A,	Net debt to shareholders’ equity ratio less than 1,5 and net debt to EBITDA ratio less than 3,0	88,565

ING Bank N,V,	Net debt to shareholders’ equity ratio less than 1,5 and net debt to EBITDA ratio less than 3,5	88,565
		265,695

14.            COMMITMENTS AND CONTINGENCIES — CONSOLIDATED

a)         Provision for passive contingencies

The Company and its subsidiaries are involved in certain legal proceedings arising from the normal course of business, which include civil, administrative, tax, social insurance and labor lawsuits.

The Company classifies the risk of adverse sentences in the legal suits as “remote”, “possible” or “probable”. The provision recorded by the Company in its financial statements relating to such proceedings fairly reflects the probable estimated losses by Management, based on the analysis of its legal counsel.

The Company is involved in some judicial procedures the values of which, in the event of losses, are not known or cannot reasonably be estimated, especially in the civil area.  The Company, supported by its legal counsel, monitors these legal proceedings and the probability of the occurrence is not probable.

Provisions for contingencies were constituted as follows:

	Balances on 12,31,06	Sino dos Alpes (*)	Additions	Reversals	Payments	Price-level restatement	Balances on 12,31,07
Tax (i)	94,962	1,514	9,654	(7,695)	(4,847)	5,903	99,491
Labor (ii)	27,547	3,132	17,706	(19,984)	(3,132)	2,519	27,788
Civil, commercial and other (iii)	4,627	458	7,416	(2,155)	(1,385)	379	9,340
(-) Judicial deposits	(8,236)	—	(4,290)	206	61	—	(12,259)
	118,900	5,104	30,486	(29,628)	(9,303)	8,801	124,360

(*) Balances from the acquisition of Sino dos Alpes Ltda, on March 30, 2007,

Of the total tax contingencies recorded as of December 31, 2007, R$30,444 (R$28,917 at December 31, 2006) related to actions regarding the full deductibility of tax losses in the IRPJ and CSLL calculation basis, whereas the law establishes a 30% limitation. The Company’s lawsuits are in the Supreme Courts (STF and STJ), and the precedent is against the Company’s used merits, being uttered the constitutionality of the limitation of the 30% deductibility.

The Company is challenging the increase in rates of the COFINS tax and recorded a provision of R$18,363 (R$17,460 at December 31, 2006), having an action in the Supreme Court (STF) and another one in the Foreclosure Taxes Court, in which is pending a lower court decision. The precedent is against the Company’s used merits, the increase in the refered rate being considered constitutional.  Recently, new arguments have been presented related to the unconstituinality of this increase, which have not been analyzed by the Supreme Court (STF).

The Company has recorded a provision for a contingency of R$24,847 (R$18,524 as of December 31, 2006) regarding a judicial action for nonpayment of the CPMF charge on the income from exports, which has not been analyzed by the superior courts, The Company’s suits is in the Third Region Federal Court of Appeals (TRF) and the trial appeal is pending.

The other tax contingencies refer to the judicial claims against the payments of the following taxes: ICMS (a value-added tax on sales and services), SEBRAE and Funrural, in a total amount of R$25,837 (R$30,061 at December 31, 2006).

With respect to the ICMS tax, the Company is discussing principally the utilization of on credits materials for comsumption, being the suits in first or second administrative jurisdiction. The precedent is favorable to the request once the materials are part of the final product.

With respect to the Funrural, the Company’s law suit is in the second jurisdiction.  The precedent of the courts allowed the collection over the portion of the own production of the integrated partners in which the retention and collection is the Company’s obligation, until Laws 8.212/91 and 8.213/91 were published.

With respect to Sebrae, the Company’s lawsuit is in the Supreme Court (STF) and its precedent is against the Company’s used merits.

(ii) The Company and its subsidiaries have 2,052 individual labor claims in progress totaling R$700,363 (1,609 individual claims totaling R$404,260 at December 31, 2006), mainly related to overtime and salary inflation adjustments for periods prior to the introduction of the Real (R$), illnesses allegedly contracted at work and work-related injuries and additional others. The labors suits are mainly in the first jurisdiction, and for the majority of the cases a decision for the dismissal of the pleadings has been granted. None of these suits are individually significant.  In the cases involving overtime, occupational diseases and occupational accident, judicial decision depends on factual evidence by the applicant. The Company recorded a provision based on past history of payments of labor contingencies based on the last five years average payments and for indemnification proceedings based on the last two years average payments, and based on the opinion of the Company’s management and its legal counsel, the provision is sufficient to cover probable losses.

(iii) Civil contingencies are mainly related to lawsuits referring to traffic accidents, property damage, physical casualties and others. There are 786 cases totaling R$116,254 (782 cases totaling R$104,162 at December 31, 2006) for which the provision for losses, when applicable, is based on the opinion of the Company’s management and legal counsel, The civil actions are mostly in lower courts, in probative phase, depending on confirmation or negligence of the Company or with no right pleadings.

The Company is pleading a claim for non payment of PIS and Cofins on the payment of interest on shareholders’ equity with respect to the years from 2002 to 2006 for PIS and the years from 2004 to 2006 for Cofins of R$36,337 (R$23,494 at December 31, 2006), which suit is in the first jurisdiction, and the Brazilian courts have not yet appreciated the subject.  Based on an analysis of the management and supported by its legal counsel, the loss is classified as possible and no provision has been recorded.

The Company is involved in other tax and social security contingencies of R$82,287 (R$62,714 as of December 31, 2006), for which losses have been assessed as possible, based on analysis of the management and supported by its legal counsel.

b)              Contingent Assets

The Company has initiated legal actions to claim the recovery of various taxes considered unconstitutional by management and its legal counsel. The most relevant claim refers to IPI tax credits. The Company will recognize these assets only when a final sentence is granted and the amounts can be fairly estimated.

c)              Contractual Purchase Commitments

In the ordinary course of business, the Company enters into certain purchase agreements with third parties for acquisition of services, raw materials, mainly corn, soybeans and hogs. As of December 31, 2007, such firm commitments amounted to R$512,540 (R$517,958 as of December 31, 2006).

d)         Rents and Leases

The Company enters into various lease agreements, all of which are considered operating leases. Expenses with rents and leases in 2005 totaled R$36,624 (R$26,613 as of December 31, 2006) and future commitments can be summarized as follows:

2008	18,774
2009	13,175
2010	10,102
2011	7,920
2012 and thereafter	16,158
66,129

15.  SHAREHOLDERS’ EQUITY

a)     Capital Stock

At the Annual Ordinary and Extraordinary Shareholders’ Meeting held on March 8, 2006, the conversion of all of the Company’s outstanding preferred shares into common shares was approved. This Shareholders’ Meeting also approved a three-for-one split of shares, granting two additional new shares for each existing share.

On October 27, 2006, the Company issued through a public offering, 32,000,000 (thirty-two million) common shares, with no par value,  corresponding to 23.96525% of the current capital stock of the Company, including common shares in the form of American Depositary Shares (ADSs), represented by American Depositary Receipts (ADRs), at the price of R$25.00 (twenty five reais) per common share, totaling R$800,000.  On November 1, 2006, the Company received the funds related to this offering.

On December 18, 2007, the Company, together with the lead underwriter issued through a public offering 20,000,000 (twenty million) common shares, with no par value, at the price of R$45.00 (fourth five reais) per common share, totaling R$900,000.

As a result, on December 31, 2007, capital was R$2,500,000  represented by 185,526,667 registered, common shares, without par value, of which 430,485 was treasury shares. Foreign investors held 57,705,181 shares (49,988,228 at December 31, 2006) of which 5,904,312 shares (3,647,170 at December 31, 2006) were represented by 2,952,156 (1,823,585 as of December 31, 2006) American Depositary Receipts - ADRs.

The Company has 430,485 treasury shares, acquired in previous fiscal years with funds from profit reserves, at an average cost of one Real and eighty-nine cents (R$1.89) per share, for future sale or cancellation.

The Company is authorized to increase the share capital, without amendment to the bylaws, up to the limit of 250,000,000 common shares, registered and without par value.

b)     Appropriation of income

According to the Company’s bylaws and Brazilian Corporate Law, the proposed distribution of net income by the Management, subject to the approval of the Shareholders’ General Meeting is as follows:

b.1) Legal reserve: 5% of the net income for the year, limited to 20% of the capital stock.

b.2) Dividends and interest on shareholders’ equity: Corresponds to 30,8% (30,7% as of December 31, 2006) of net income adjusted by legal reserve, according to the current law.

b.3) Reserve for capital increase: 20% of the net income for the year limited to 20% of the capital stock.

b.4) Reserve for expansion: destination of the remaining income, based on the budgeted capital expenditures.

Proposed distribution of net income by the management and composition of reserve balances:

	Limit over capital stock	Income appropriation		Balance of reserves
	%	2007	2006	2007	2006
Interest on shareholders’ equity	—	100,200	31,500	—	—
Dividends	—	—	3,676	—	—
Legal reserve	20	16,280	5,724	62,340	46,060
Reserve for capital increase	20	65,122	22,894	160,256	95,134
Reserve for expansion	80	144,007	50,679	508,140	364,133
		325,609	114,473	730,736	505,327

c)     Composition of the capital stock

i) The position of the controlling shareholders who are part of the shareholders’ vote agreement and/or are holders of more than 5% of the voting capital as of December 31, 2007, is as follows:

Shareholders	Common shares	%
PREVI – Caixa Prev, Func, Bco Brasil (1)	29,153,261	15,68
PETROS – Fund, Petrobrás Seg, Soc, (1)	22,895,087	12,31
Fund, Telebrás Seg, Social – SISTEL (1)	8,449,332	4,54
WEG Participações e Serviços S,A, (2)	9,656,310	5,19
VALIA – Fund, Vale do Rio Doce (1)	7,695,352	4,14
REAL GRANDEZA Fundação de A,P,A,S (1)	4,386,207	2,36
FPRV1 Sabiá FI Multimercado Previd, (Ex, Fund,Inv,Tit,VM Librium) (3)	5,026,762	2,70
	87,262,311	46,93
Others	98,694,841	53,07
	185,957,152	100,00

(1)  The Pension Funds are controlled by participating employees of the respective companies and are parties to the Voting Agreement.

(2)  Weg Participações e Serviços S,A, is not party to the Voting Agreement.

(3) Investment fund exclusively held by the by Fundação de Assistência e Previdência Social do BNDES – FAPES. The common shares currently held by the fund are bound by the Voting Agreement.

ii) Shareholders’ composition of main shareholders, management and fiscal council on 12.31.07 - UNAUDITED:

Shareholders	Common shares	%
Main shareholders (*)	77,606,001	41,73
Management:
Board of directors/executive officers	307,018	0,17
Fiscal Council	—	0,00
Treasury shares	430,485	0,23
Other shareholders	107,613,648	57,87
	185,957,152	100,00
Shares outstanding	107,613,648	57,87

(*) Shareholder’s are take part of Voting Agreement.

iii) Shareholders’ composition of main shareholders, management and fiscal council on 12.31.06 - UNAUDITED:

Shareholders	Common shares	%
Main shareholders (*)	77,587,660	46,75
Management:
Board of directors	164,038	0,10
Executive officers	38,439	0,02
Fiscal Council	259	—
Treasury shares	430,485	0,26
Other shareholders	87,736,271	52,87
	165,957,152	100,00
Shares outstanding	87,736,271	52,87

(*) Shareholder’s are take part of Voting Agreement.

iv) Holders of more than 5% of voting capital, on 12.31.06 - UNAUDITED:

Shareholders	Common shares	%
PREVI — Caixa Prev, Func, Bco Brasil (1)	29,153,261	15,68
PETROS — Fund, Petrobrás Seg, Soc, (1)	22,895,087	12,31
Fund, Telebrás Seg, Social — SISTEL (1)	8,449,332	4,54
WEG Participações e Serviços S,A, (2)	9,656,310	5,19
VALIA — Fund, Vale do Rio Doce (1)	7,695,352	4,14
REAL GRANDEZA Fundação de A,P,A,S (1)	4,386,207	2,36
FPRV1 Sabiá FI Multimercado Previd, (Ex, Fund, Inv, Tit, V M Librium) (3)	5,026,762	2,70
	87,262,311	46,93
Outros	98,694,841	53,07
	185,957,152	100,00

(1)  The Pension Funds are controlled by participating employees of the respective companies and are parties to the Voting Agreement.

(2)  Weg Participações e Serviços S.A. is not party to the Voting Agreement.

(3) Investment fund exclusively held by the by Fundação de Assistência e Previdência Social do BNDES – FAPES. The common shares currently held by the fund are bound by the Voting Agreement.

v) Holders of more than 5% of voting capital, on 12.31.06 – UNAUDITED:

WEG Participações e Serviços S.A.

	Common shares	%
Eggon João da Silva Adm, Ltda, (a)	31,376,969	33,33
Dabliuve Adm, Ltda, (b)	31,376,969	33,33
G, Werninghaus Adm, Ltda, (c)	31,376,969	33,33
	94,130,907	100,00

Eggon João da Silva Adm, Ltda, (a)

	Common shares	%
Eggon João da Silva	10	0,00
Décio da Silva Adm, Ltda, (d)	52,813,901	20,00
Kátia da Silva Bartsch Adm, Ltda, (e)	52,813,901	20,00
Tânia Marisa da Silva Adm, Ltda, (f)	52,813,901	20,00
Márcia da Silva Petry Adm, Ltda, (g)	52,813,901	20,00
Solange da Silva Janssen Adm, Ltda, (h)	52,813,901	20,00
	264,069,515	100,00

Dabliuve Adm, Ltda, (b)

	Common shares	%
Werner Ricardo Voigt	3,134,298	1,30
Valsi Voigt Adm, Ltda, (i)	79,302,024	32,90
Miriam Voigt Schwartz Adm, Ltda, (j)	79,302,024	32,90
Cladis Voigt Trejes Adm, Ltda, (k)	79,302,024	32,90
	241,040,370	100,00

G. Werninghaus Adm, Ltda, (c)

	Common shares	%
Lilian Werninghaus	2,534,918	1,08
Diether Werninghaus Adm, Ltda, (l)	58,380,742	24,73
Heide Behnke Adm, Ltda, (m)	58,380,742	24,73
Eduardo & Luísa Werninghaus Adm, Ltda, (n)	58,380,742	24,73
Martin Werninghaus Adm, Ltda, (o)	58,380,742	24,73
	236,057,886	100,00

Décio da Silva Adm, Ltda, (d)

	Common shares	%
Décio da Silva	52,200,674	99,99
Zaira Z, da Silva	1	0,00
Joana Z, da Silva	1	0,00
	52,200,676	100,00

Kátia da Silva Bartsch Adm, Ltda, (e)

	Common shares	%
Kátia da Silva Bartsch	52,200,674	99,99
Bruna da Silva Bartsch	1	0,00
Ricardo Bartsch Filho	1	0,00
	52,200,676	100,00

Tânia Marisa da Silva Adm, Ltda, (f)

	Common shares	%
Tânia Marisa da Silva	52,200,674	99,99
Alberto da Silva Geffert	1	0,00
Júlia da Silva Geffert de Oliveira	1	0,00
Henrique da Silva Geffert	1	0,00
	52,200,677	100,00

Márcia da Silva Petry Adm, Ltda, (g)

	Common shares	%
Márcia da Silva Petry	52,200,674	99,99
Ana Flávia da Silva Petry	1	0,00
Helena Marina da Silva Petry	1	0,00
	52,200,676	100,00

Solange da Silva Janssen Adm, Ltda, (h)

	Common shares	%
Solange da Silva Janssen	52,200,674	99,99
Renata da Silva Janssen Decker	1	0,00
Paula da Silva Janssen	1	0,00
	52,200,676	100,00

Valsi Voigt Adm, Ltda, (i)

	Common shares	%
Valsi Voigt	79,449,654	99,99
Dora Voigt de Assis	1	0,00
Livia Voigt	1	0,00
	79,449,656	100,00

Miriam Voigt Schwartz Adm, Ltda, (j)

	Common shares	%
Miriam Voigt Schwartz	79,449,654	99,99
Eduardo Voigt Schwartz	1	0,00
Mariana Voigt Schwartz	1	0,00
	79,449,656	100,00

Cladis Voigt Trejes Adm, Ltda, (k)

	Common shares	%
Cladis Voigt Trejes	79,449,654	99,99
Pedro Voigt Trejes	1	0,00
Felipe Voigt Trejes	1	0,00
	79,449,656	100,00

Diether Werninghaus Adm, Ltda, (l)

	Common shares	%
Diether Werninghaus	58,458,160	99,99
Anne Marie Werninghaus	1	0,00
	58,458,161	100,00

Heide Behnke Adm, Ltda, (m)

	Common shares	%
Heidi Behnke	58,458,160	99,99
Davi Ricardo Behnke	1	0,00
Daniel Ricardo Behnke	1	0,00
	58,458,162	100,00

Eduardo & Luísa Werninghaus Adm, Ltda, (n)

	Common shares	%
Eduardo Werninghaus	29,229,080	50,00
Luisa Werninghaus Bernoldi	29,229,080	50,00
	58,458,160	100,00

Martin Werninghaus Adm, Ltda, (o)

	Common shares	%
Martin Werninghaus	58,458,160	99,99
Ricardo Werninghaus	1	0,00
Mariana Werninghaus	1	0,00
	58,458,162	100,00

vi) Shareholders’ composition of main shareholders, management and fiscal council on 12.31.06 - UNAUDITED:

Shareholders	Common shares	%
a) Controlling shareholders	77,606,001	41,73
b) Executive officers and Fiscal Council	307,018	0,17

b.1)  Executive Officers and Fiscal Council

Shareholders	Common shares	%
Board of Directors – Direct participation	306,427	0,16
Executive Officers (*)	38,762	0,02
Fiscal Council	—	—

* Two executive officers have 38,171 shares in Administrative Counsil

vii) Free Float shares – UNAUDITED:

On 12.31.06 there were 107,613,648 common shares outstanding (free-floating), 57.87% of total issued.

viii) Compromissory Clause:

The Company is related to the arbitration at the Capital Market Arbitration Chamber, according to the Compromissory Clause that is part of the Campany’s Bylaws.

d)     Reconciliation of Shareholders’ Equity net income for the year (Parent Company and Consolidated)

	Shareholders’ equity		Net income
	2007	2006	2007	2006
Parent Company (Perdigão S.A.)	3,229,921	2,104,512	325,609	114,473
Unrealized (losses)/gains in subsidiaries	(3,942)	360	(4,302)	2,780
Consolidated Perdigão S.A.	3,225,979	2,104,872	321,307	117,253

16.                               FINANCIAL INSTRUMENTS AND RISK MANAGEMENT - CONSOLIDATED

a)         Overview

In the ordinary course of business, the Company is exposed to market risks related to fluctuations in interest rates, foreign exchange and commodities prices. The Company has established policies and procedures to manage such exposure and may enter into derivative instruments to mitigate these risks impacts. Such procedures include the monitoring of the Company’s levels of exposure to each market risk, including an analysis based on net equity exposure and a forecast of future cash flows.

b)         Interest rate risk management

Interest rate risk is the risk whereby the Company may incur economic losses due to adverse changes in interest rates, This exposure to interest rates risk relates mainly to changes in the market interest rates affecting the Company’s assets and liabilities indexed to LIBOR, TJLP (BNDES - Long-Term Interest Rates) or to the CDI (Interbank Deposit Certificates) interest rates.

c)         Exchange rate risk management

Exchange rate risk is the risk that changes in foreign currency exchange rates may cause the Company to incur losses, leading to a reduction in assets or an increase in liabilities amounts, The Company’s primary exposures to foreign currency exchange variations are those of the US dollar, Euro and Pound Sterling against the Real. The Company aims to hedge its exposure to foreign currencies through balancing its non-Real denominated assets against its non-Real denominated liabilities and using derivative instruments.

Assets and liabilities denominated in foreign currency are as follows:

	2007	2006
Cash, cash equivalents and highly liquid investments	384,361	243,923
Swap agreements (notional amounts)	334,234	318,886
Future dólar agreements — notional amounts	375,073	509,913
Short and long-term debt	(1,638,708)	(1,321,019)
Other net operating assets and liabilities	(1,787)	10,164
	(546,827)	(238,133)

The Company’s outstanding swap derivative position is as follows:

					12,31,2007
Instrument	Maturity date	Receivable	Payable	Reference Value	Unrealized Gain/(loss)
Swap	July 2009	R$/TR	R$/CDI (98,2% of weighted average CDI rate)	11,944	—
Swap	From January to July 2008	US$	R$	276,800	(5,813)
Swap	From January to March 2008	US$	Euro	37,869	(1,404)
Swap	January 2008	US$	Libra	7,621	120
				334,234	(7,097)

					12,31,2006
Instrument	Maturity date	Receivable	Payable	Reference Value	Unrealized Gain/(loss)
Swap	From January to April 2007	US$	R$	310,352	(10,300)
Swap	March 2007	US$	Euro	8,534	62
				318,886	(10,238)

In 2007, the losses on derivatives recognized as interest expenses amounted to R$145,006 (R$35,102 in 2006).

d)         Commodities risk management

In the normal course of its operations, the Company purchases some commodities, mainly corn, soy meal and live hogs - the largest individual component of the Company’s cost.

The price of corn and soy meal are subject to volatility resulting from weather conditions, crop yield, transportation and storage costs, governmental agricultural policies, currency exchange rates, and the fluctuations of the prices of these commodities in the international market, among other factors. The price of hogs purchased from producers is subject to market conditions and are affected by offer in the domestic market and levels of demand in the international market, among other aspects.

To reduce the impact of an increase in the price of these raw materials, the Company seeks to protect itself in various ways, including through the eventual use of derivative instruments, but it does this mainly by monitoring its inventory levels. The Company has agreements for the purchase of grains on a “price to set basis”.

As of December 31, 2007 there were no commodities’ derivatives outstanding and during the period ended on December 31, 2007, the Company has not entered any derivative agreements involving commodities.

e)         Fair value of financial instruments - consolidated

The following estimated fair value amounts have been determined using available market information and appropriate valuation methodologies. However, considerable judgment is required to interpret market data and to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize in a current market exchange.

	Book Value	Market Value
Cash and cash equivalents	1,108,028	1,108,028
Short/ long-term investments	728,920	730,426
Trade accounts receivable	803,938	803,938
Loans and financing	(2,258,765)	(2,258,765)
Trade accounts payable	(575,603)	(575,603)
Unrealized losses on derivatives (see note 16 above)	(7,097)	(5,501)
	(200,579)	(197,477)

17.                               FINANCIAL INCOME (EXPENSES) NET – CONSOLIDATED

	2007	2006
Expenses:
Interest expense	(193,719)	(172,539)
Exchange variation	145,932	48,519
Financial transactions tax (CPMF)	(33,064)	(28,746)
Offering expenses (Note 15 ‘a’)	(29,832)	(34,477)
Other expenses	(5,742)	(1,371)
	(116,425)	(188,614)
Income
Interest Income	104,825	91,569
Exchange variation	(11,997)	(13,584)
Losses from translation effects of investments abroad	(84,009)	(23,701)
Other income	2,216	5,003
	11,035	59,287
Net financial expense	(105,390)	(129,327)

18.                               TRANSACTIONS WITH SUBSIDIARIES — PARENT COMPANY

The main transactions between the Company and subsidiaries that were eliminated from the consolidated financial statements are loans between the Parent Company, Perdigão S.A., and its subsidiary Perdigão Agroindustrial S.A.

which were made at usual market conditions in accordance with the contract, which maturity is at December 31, 2008, as follows: Loans receivable of R$6,022 (Loans payable of R$1,542 in 2006); Income for the period of R$3,860 (R$4,205 in 2006); Expenses during the period of R$846 (R$578 in 2006).

19.            INSURANCE COVERAGE – CONSOLIDATED

The Company has a policy of taking out insurance coverage for assets subject to risks at amounts deemed sufficient to cover claims, taking into consideration the nature of its operations. The assumptions for the risks adopted, given their nature, are not part of the scope of an audit of the financial statements and the Company’s independent auditors have not examined or reviewed them.

Subject	Type of risk	Coverage amount
Property, plant and equipment and inventories	Fire, windstorm, lightning breakage of machines, deterioration of refrigerated products, loss of profit and other risks	2,054,776

Domestic transportation	Road risk and carrier’s civil liabilities	Amounts calculated based on the registered cargo

Civil liability	Directors and executive officers, third-party claims	54,626

Credit risk	Default payments	20,869

20.                               MANAGEMENT AND EMPLOYEES PROFIT SHARING

The subsidiaries Perdigão Agroindustrial, Perdigão Agroindustrial Mato Grosso and Batávia entered into a collective bargaining agreement with the unions of the main categories for profit sharing for all its employees, observing previously negotiated performance indicators.

Management profit sharing complies with the provisions of the bylaws and approval of the board of directors.

21.                               SUPPLEMENTAL RETIREMENT PLAN

The Perdigão – Sociedade de Previdência Privada (PSPP), a supplementary retirement plan founded in April 1997 and sponsored by the Perdigão companies, aims to provide supplementary retirement benefits for the employees of the Perdigão companies.

The contributions, on average, are divided on the basis of 2/3 for the sponsor and 1/3 for the participants, and the actuarial calculations are made by independent actuaries in accordance with the regulations in force.

An independent actuary reviews the plan annually, and the most recent review occurred in December 2007.

	2007	2006
Participants	17,609	18,926
Equity	132,904	109,866
Sponsor’s contributions:	5,864	5,672
Basic contribution	5,436	5,189
Past services	428	483
Commitment undertaken at the beginning of the plan, arising from past services on behalf of beneficiaries hired by the sponsor before the beginning of the plan	3,928	4,677
Plan assets (consisted of fixed income funds and securities, variable income funds and shares)	132,891	108,154

Although the PSPP is primarily a defined contribution plan, it has a defined benefit quota the actuarial obligations of which refer to the present value of the future benefits of inactive participants, since the benefit (income for life) is fixed after the retirement date. In accordance with the AT-83 mortality table the current amount of the actuarial obligation of the PSPP which covers 41 participants (34 participants as of December 31, 2006) is R$5,998 (R$4,565 as of December 31, 2006).

The amount of the sponsor’s contributions that are not used for payment of benefits, in case of voluntary dismissal of the participant, are to establish a fund that may be used to offset the future contributions of the sponsors. The assets presented in the fund balance amounted to R$2,395 (R$2,376 at December 31, 2006) and was recorded for in “other assets”.

22.            NONOPERATING EXPENSES

The nonoperating expenses refers, substantially, to idleness costs, amounts of disposal of fixed assets for obsolescence and depreciation of assets that are not used in the productive process. On December 31, 2006, this amount referred, substantially, to amounts of disposal of fixed assets and idleness costs.

23.            STATEMENT OF CASH FLOWS

	Parent Company		Consolidated
	2007	2006	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES
Net Income for the period	325,609	114,473	321,307	117,253
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Minority shareholders	—	—	3,183	7,121
Depreciation, amortization and depletion	—	—	272,241	238,568
Amortization of goodwill	—	—	21,398	7,357
Equity pick-Up	(298,980)	(130,421)	—	—
Gain (loss) on permanent asset disposals	—	—	18,608	358
Deferred income tax	2,853	(8,079)	(14,225)	(39,221)
Summer Plan effects	—	—	—	(47,587)
Provision/reversal for contingencies	—	—	3,530	(14,239)
Other provisions	—	—	9,897	1,745
Exchange variations and interest	(49,670)	(10,728)	(75,586)	33,373
Changes in operating assets and liabilities:
Trade accounts receivable	—	—	(99,305)	(72,493)
Inventories	—	—	(223,779)	(61,089)
Trade accounts payable	(426)	3,463	94,113	106,611
Contingencies	—	(408)	(9,304)	(6,952)
Payroll and related charges payable	(3,318)	(11,240)	15,384	(67,831)
Net cash (used in) provided by operating activities	(23,932)	(42,940)	337,462	202,974
CASH FLOWS FROM INVESTING ACTIVITIES
Cash investments	(274,352)	(625,085)	(350,511)	(972,756)
Redemption of cash investments	223,543	144,486	541,108	258,138
Advance for future capital increase	(203,738)	(300,000)	—	—
Other Investments, net	—	—	—	(7)
Additions to property, plant and equipment	—	—	(509,744)	(523,893)
Acquisitions/formation period of breeding stock	—	—	(126,102)	(105,904)
Disposal of fixed assets	—	—	4,186	14,215
Business acquisition, net	—	—	(347,292)	(95,521)
Additions to deferred charges	—	—	(42,840)	(16,406)
Interest on shareholders’ equity received	97,632	85,367	—	—
Net cash (used in) provided by investing activities	(156,915)	(695,232)	(831,195)	(1,442,134)
CASH FLOWS FROM FINANCING ACTIVITIES
Debt issuance	—	—	1,705,928	1,655,890
Repayment of debt (principal and interest)	—	—	(1,265,177)	(1,592,835)
Capital increase	900,000	800,000	900,000	800,000
Capital distribution to minority shareholders	—	—	—	(4,135)
Dividends and interest on shareholders’ equity paid	(72,676)	(61,789)	(75,555)	(61,789)
Net cash (used in) provided by financing activities	827,324	738,211	1,265,196	797,131

Net increase (decrease) of cash	646,477	39	771,463	(442,029)
At the beginning of the year	67	28	336,565	778,594
At the end of the year	646,544	67	1,108,028	336,565

24.                               STATEMENT OF CONSOLIDATED VALUE ADDED

	2007	2006
Revenues	7,431,034	5,866,621
Raw materials acquired from third parties	(4,721,955)	(3,836,060)
Gross value added	2,709,079	2,030,561
Retentions (depreciation, amortization and depletion)	(293,638)	(245,925)
Net value added	2,415,441	1,784,636
Received from third parties	17,480	64,279
Financial income	11,035	59,287
Other operating income (expenses)	6,445	4,992

Added value to be distributed	2,432,921	1,848,915

Distribution of added value:
Government	1,015,052	763,220
Employees	973,295	773,449
Third parties capital remuneration (interest and rent)	120,084	187,872
Shareholders’ remuneration (dividends and interest on shareholders’ equity)	100,200	35,176
Minority shareholders	3,183	7,121
Retained earnings	221,107	82,077

Total value added distributed	2,432,921	1,848,915

25.                               SUBSEQUENT EVENTS

(i)                                     Eleva acquisition

On January 02, 2008, the Company concluded the first phase of the Eleva acquisition, through the acquisition of 23,170,156 shares of Eleva from the controlling shareholders, corresponding to 46,00% of their interest and to 35,74% of the voting and total capital, for the amount of R$598,885.

On February 19, 2008, the Company, continuing the process of the Eleva acquisition, settled the acquisition of 6,350,180 shares from the minority shareholders of Eleva, through the Tag-Along Offering for controlling acquisition, for R$165,867.

On February 21, 2008, the Company concluded the acquisition of Eleva through the merger of the shares, based on the change in the proportion of 1.74308855 shares of Eleva to 1 (one) new share of Perdigão.  With the conclusion of this transaction, Perdigão acquired the control of Eleva, becoming Eleva a wholly owned subsidiary of Perdigão.

The total amount of the shares issued was 20,256,751, for the issued price of R$45.00, totalizing a capital increase of R$911,554.

(ii)                                  Plusfood acquisition

On January 02, 2008, the Company, through it subsidiary Perdigão Holland BV, acquired 100% of the shares of Plusfood Groep BV (“Plusfood”) from Cebeco Groep BV (“Cebeco”). The amount paid was R$44,688 (EUR17,131), which represents the total amount of EUR31,200 less the previous net debt of Plusfood determined on the closing date, in the amount of EUR14,069.  The amount paid would be readjusted if differences between the previous and final audited balance sheet were identified.

(iii)                               Public shares offering

On January 11, 2008, the Lead Underwriter (Banco de Investimentos Credit Suisse — Brasil — S.A.) partially exercised its greenshoe option granted by the Company for the primary offering of an additional lot of 744,200 shares, for the purpose of meeting the excess demand identified during the course of the Offering, at the price of R$45,00 per share, totaling an increase of R$33,489 in the Company’s paid-in capital.

(iv)                              New law

On December 28, 2007, was published in the Official Federal Gazette, the Law No, 11,638 which changed a number of provisions in Law No. 6,404 (Brazilian Corporate Law), These changes came into effect on January 1, 2008.

The change of the Law has the objective to promote the convergence of accounting practices adopted in Brazil into the International Financial Reporting Standards — IFRS. The changes established in the new law will affect the financial statements for the year started in January 2008, and some of these changes will be regulated by CVM, which will issue them in accordance with the International Standard Accounting Board — IASB rules.

Amongst the main changes determined by the new law, the Company already adopts the disclosure of the Statement of Cash Flows (note 23) and the Statements of Value Added (Note 24).

The Company detail the following issues that in the management assessment may change the presentation of the financial statements and the criteria for determination of financial position and earnings as from the year ending 2008:

•                  The permanent assets are now classified into investments, property, plant and equipment, and intangible, where the intangible assets will be recorded, including goodwill; and deferred will be restrict to the pre operational expenses and restructuring costs;

•                  In shareholders’ equity, the group “equity evaluation adjustments” was created, to record the increases and decreases due to market value evaluations, principally related to some financial instruments and exchange variation of investments in subsidiaries abroad, for whose subsidiaries that the functional currency is different from the parent company;

•                  “Available-for-sale” or “Held-for-Trading” financial instruments will now be evaluated at market value, All the other financial instruments will be evaluated by the cost or market value, if lower;

•                  Asset and liabilities items arising from long-term operations, as well as significant short-term operations, will be adjusted at present value;

•                  The recovery amount of property, plant and equipment, intangible assets and deferred charges assets and rights shall be periodically evaluated;

•                  In Transformation, Incorporation, Merger or Spin-off operations between independent parties in which there is an effective transfer of control, the valuation of assets and liabilities must be at market value; and

•                  The tax incentives will not recorded as capital reserve, being part of the income/losses for the period,  The income amount of theses tax incentives can be allocated to the tax incentives reserve formation, as part of the income reserve, being possible the exclusion the amount of the mandatory dividends base.

Management currently understands it is not possible to determine the effects of these changes on the income statement or shareholders’ equity for the year ended December 31, 2007.

x,x,x,x,x,x,x,x,x,x

11,01 – EXPLANATORY NOTES

BOARD OF DIRECTORS

Chairman	Nildemar Secches
Vice-Chairman	Francisco Ferreira Alexandre
Board Members	Jaime Hugo Patalano
Luís Carlos Fernandes Afonso
Manoel Cordeiro Silva Filho
Décio da Silva
Maurício Novis Botelho

FISCAL COUNCIL (With Attributions of Audit Committee)

Chairman	Vanderlei Martins
Ivan Mendes do Carmo
Attílio Guaspari

EXECUTIVE BOARD

Chief Executive Officer	Nildemar Secches
Chief Financial Officer	Wang Wei Chang
Chief Operating Officer	Paulo Ernani de Oliveira
Perdigão Business Director	José Antonio do Prado Fay
Perdix Business Director	Antonio Augusto de Toni
Batavo Business Director	Wlademir Paravisi
Business Development Director	Nelson Vas Hacklauer
Supply Chain Director	Nilvo Mittanck
Technology Director	Luiz Adalberto Stábile Benicio
Human Resources Director	Giberto Antonio Orsato
Institutional Relations Director	Ricardo Robert Athayde Menezes

Itacir  Francisco Piccoli

Controller

Marcos Roberto Badollato

Accountant – CRC – 1SP219369/O-4